VEDDER PRICE

JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com

05009265

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

June 22, 2005

SUPPL

RECEIVED JUN 23 2005

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Sincerely,

PROCESSED
JUN 27 2005
THOMSON
FINANCIAL

John S. Marten

JSM/ect
Enclosures
cc: Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1385554.1

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Return of Allotment of Shares form for May 25, 2005.
- Certificate of Registration of Order of Court and Minute on Reduction of Capital and Share Premium Account of Henderson Group plc.
- Press release dated April 18, 2005 by HHG plc announcing the change of company secretary.
- Press release dated April 22, 2005 by Henderson Group plc announcing the change of name from HHG plc to Henderson Group plc.
- Press release dated April 25, 2005 by Henderson Group plc announcing Court approval for Reduction of Investor Base.
- Press release dated April 15, 2005 by HHG plc announcing the Court approval of Return of Cash transaction.
- Press release dated April 22, 2005 by HHG plc regarding the record date and pricing for Proposals.
- Press release dated April 14, 2005 by HHG plc announcing that the sale of the Life Services business was completed.
- Order of the Court of Justice, Chancery Division, Companies dated April 25, 2005.
- Order of the Court of Justice, Chancery Division, Companies dated April 15, 2005.
- Press release dated April 21, 2005 by HHG plc announcing the Company's intention to lodge Court Approval.
- Press release by HHG plc regarding an ordinary share issue.
- Certificate of Registration of Order of Court and Minute on Reduction of Capital and Share Premium Account of HHG plc.
- Schedule 10 – Notification of Major Interests in Shares dated April 28, 2005.

- Schedule 10 – Notification of Major Interests in Shares dated May 12, 2005.
- Schedule 10 – Notification of Major Interests in Shares dated May 18, 2005.
- Schedule 10 – Notification of Major Interests in Shares dated May 13, 2005.
- Schedule 10 – Notification of Major Interests in Shares dated May 5, 2005.
- Schedule 11 – Notification of Interests of Directors and Connected Persons – Roger Philip Yates.
- Schedule 11 – Notification of Interests of Directors and Connected Persons – Nicholas Toby Hiscock.
- Companies Form No. 122 – Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares – dated May 11, 2005.
- Return of Allotment of Shares form for May 12, 2005.
- Return of Allotment of Shares form for May 18, 2005.
- Return of Allotment of Shares form for April 13, 2005.
- APPOINTMENT of director or secretary form dated April 18, 2005.
- Certificate of Incorporation on Change of Name dated April 22, 2005.
- Terminating appointment as director or secretary dated April 13, 2005.
- Terminating appointment as director or secretary dated April 18, 2005.
- Notice of change of interests of substantial holder form dated April 27, 2005.
- Appendix 3Z – Final Director's Interest Notice.
- Letter dated May 10, 2005 to the Australian Stock Exchange re: Notice of Change of Interests of Substantial Holder.
- Notice of change of interests of substantial holder form dated May 10, 2005.
- Notice of change of interests of substantial holder form dated May 17, 2005.
- HHG plc Full Annual Financial Report and Accounts for the year ended December 31, 2004.

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2072534
Company Name in full	Henderson Group plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	27,651		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PUBLIC	Class of shares allotted: £0.10 Ordinary	Number allotted: 27,651
Address See Attached List		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed Steven O'Brien Date 31/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Henderson Allotment Schedule

Date of Issue - 25th May 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	088898C	Ansah	Dee Owusu	NZ151400D	Flat 8 Schooner Wharf	8 Old Market	WISBECH	Cambs PE13 1NJ		0.416	£299.94	721
Sharesave 2004	057190C	Betambeau	Angela	NE962176D	1 Caldbeck Close	Gunthorpe	PETERBOROUGH	PE4 7NE		0.416	£359.84	865
Sharesave 2004	073049C	Betambeau	Mark	WM431037C	1 Caldbeck Close	Gunthorpe	PETERBOROUGH	PE4 7NE		0.416	£359.84	865
Sharesave 2004	811014	Hill	Michael Andrew	NZ223291C	6 Avonvale Road	BRISTOL	BS5 9RL			0.416	£384.80	925
Sharesave 2004	015552C	Hingle	Kevin John	YY271134D	2 Riverbank Close	Deeping St James	PETERBOROUGH	PE6 8TL		0.416	£1,199.75	2,884
Sharesave 2004	001834C	Munday	Sandra Christine	YW170056B	18 Manor Close Langtoft	PETERBOROUGH	PE6 9NB			0.416	£599.88	1,442
Sharesave 2004	060832N	Peattie	David	YM157714B	64 Wish Hill	Willingdon	EASTBOURNE	East Sussex BN20 9HA		0.416	£499.62	1,201
Sharesave 2004	611788	Pinnell	Gregory P J	NB794911D	49 Farleigh Fields	Orton Wistow	PETERBOROUGH	PE2 6YB		0.416	£2,999.76	7,211
Sharesave 2004	011270C	Robinson	Paula J	NP852020B	37 Manor Estate	Doddington	MARCH	Cambs PE15 0TN		0.416	£599.88	1,442
Sharesave 2004	085327N	Rosier	Mark Philip	JB072220A	1 Woodland Way	CROWBOROUGH	East Sussex TN6 3BQ			0.416	£2,999.78	7,211
Sharesave 2004	036764C	Stone	Anthony Francis	NY894336C	Sycamore View	18 West Bank Crowland	PETERBOROUGH	PE6 0HP		0.416	£1,199.75	2,884
										Totals	£11,502.88	27,651

File No. 82-34758

CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL AND SHARE PREMIUM ACCOUNT

Company No. **2072534**

Whereas **HENDERSON GROUP PLC**

having by Special Resolution reduced its capital and share premium account as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **25th April 2005**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **25th April 2005**

Given at Companies House, Cardiff the **25th April 2005**

Philip Swatman

An Authorised Officer

EDX
COMPANIES HOUSE
0487
25/4/05

25-APR-2005 15:25 FROM TO 902078327001 P.02/02

HHG PLC
Change of Company Secretary

18 April 2005

Following the sale of its Life Services business, HHG PLC announces that, with effect from 18 April 2005, Gerald Watson has resigned as Company Secretary and Steven O'Brien has been appointed in his place.

* * *

Contacts

www.hhg.com

Jacqui Gregory
Assistant Company Secretary
HHG PLC

+44 (0) 20 7818 5122
jacqui.gregory@henderson.com

Henderson Group plc
Change of name

22 April 2005

Henderson Group plc today announces the change of name from HHG PLC to Henderson Group plc. The formal notice of name change was lodged with Companies House in the United Kingdom on 22 April 2005. The stock code is expected to change to HGI (from HHG) on the London Stock Exchange on 26 April 2005 and on the Australian Stock Exchange from 10 May 2005.

The Henderson Group plc website can be accessed at www.henderson.com.

* * *

Contacts

Investor enquiries

Gail Williamson Henderson Group Director of Investor Relations	+44 20 7818 5168 investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Henderson Group plc
Court approval for Reduction of Investor Base

25 April 2005

Henderson Group plc (formerly HHG PLC) today received Court approval for the cancellation of shares under the *Reduction of Investor Base* transaction and the Court Order has been registered by the UK Registrar of Companies. The cancellation is effective today as a result of which the total issued ordinary capital of Henderson Group plc has been reduced from 1,301,200,560 ordinary shares to 1,152,431,079 ordinary shares of 10p each.

Under the *Reduction of Investor Base* transaction, approximately 698,000 holdings have been cashed out leaving Henderson Group plc with approximately 157,000 holders on its register. Around 39,000 holders elected to opt out of the *Reduction of Investor Base* transaction.

Following the *Return of Cash* and *Reduction of Investor Base* transactions, approximately £871million will be paid to shareholders.

Trading of shares
On the London Stock Exchange (LSE), conditional dealings on an ex-return of capital basis in the ordinary shares end at the close of business on 25 April 2005.

Application has been made for the ordinary shares to be admitted to the Official List of the UK Listing Authority and to trade on the LSE. It is expected that such admission will take place, and that unconditional dealings in the ordinary shares will commence, at 8.00a.m. on 26 April 2005 under the stock code HGI.

Block listing
Application has also been made to the UK Listing Authority and the LSE for block listings totalling 475,046 ordinary shares to trade on the LSE and to be admitted to the Official List upon issuance. The shares rank pari passu with the existing issued shares of the Company.

The block listings consist of 345,636 ordinary shares which may be issued under the Henderson Share Incentive Plan and 129,410 ordinary shares which may be issued under the HHG PLC Sharesave Scheme.

Trading of CDIs
On the Australian Stock Exchange (ASX), ex-entitlement deferred settlement trading of CHESS Depositary Interests (CDIs) under the stock code HHGDA will continue until normal trading resumes on 9 May 2005 under the stock code HHG. The stock code will change to HGI with effect from 10 May 2005.

* * *

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Contacts

www.henderson.com

or

Investor enquiries

Gail Williamson Henderson Group Director of Investor Relations	+44 20 7818 5168 investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622

Notes to Editors

Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005
CREST accounts credited with cash entitlements	by 6 May 2005
Commencement of normal trading of CDIs on ASX	9 May 2005

- In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

HHG PLC

Court approves Return of Cash transaction

15 April 2005

HHG expects to return the majority of the cash proceeds from the disposal of Life Services to shareholders in exchange for share cancellations under two transactions.

HHG today received Court approval for the first cancellation of shares under the Return of Cash transaction. The cancellation for that transaction is scheduled following the Record Date (expected to be 22 April 2005) and 1,409,633,940 of the total 2,710,834,500 ordinary shares on issue will be cancelled.

The next Court hearing, to be held on 25 April 2005, will be for the cancellation of shares under the Reduction of Investor Base transaction. The number of shares to be cancelled under that transaction will be announced following the hearing.

HHG will continue to keep the market informed.

* * *

Contacts

www.hhg.com or

Investor enquiries

Gail Williamson HHG Director of Investor Relations	+44 20 7818 5168 investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Expected timetable for return of capital

CDIs commence trading on ASX on an ex-return of capital/deferred settlement basis	18 April 2005
Latest time and date for receipt of Election Forms and elections via CREST	5.00 p.m. (Sydney time) 22 April 2005 5.00 p.m. (London time) 22 April 2005
Record Date	22 April 2005
Effective date of Return of Cash	22 April 2005
Effective date of Consolidation	24 April 2005
Conditional dealings on an ex-return of capital basis in Ordinary Shares commence on the London Stock Exchange and temporary suspension of listing	25 April 2005
Court hearing to confirm the Reduction of Investor Base	25 April 2005
Effective date of Reduction of Investor Base and Sub-division	25 April 2005
Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005*
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005*
CREST accounts credited with cash entitlements	by 6 May 2005*
Commencement of normal trading of CDIs on ASX	9 May 2005*

* Expected times and dates are indicative only.
If any of the fixed times or dates should change, shareholders will be notified through the London and Australian stock exchanges and details will be available from www.hhg.com.

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

HHG PLC
Record date and pricing for Proposals

22 April 2005

Return of Cash
HHG PLC today lodged the Court Order for the first cancellation of shares with the UK Register of Companies. Shareholders on the register at 5.00pm today, the Record Date, have had 52% of their holding cancelled in exchange for a cash payment of 55 pence per share (A$1.345850 per share, NZ$ 1.438800 per share) expected to be made on 6 May 2005. The effective date of the cancellation is 22 April 2005.

Reduction of Investor Base
The court hearing to approve the cancellation of shares to effect the Reduction of Investor Base proposal will be held on 25 April 2005. If the Court approves the cancellation of shares, the Reduction of Investor Base will take effect once the Court Order approving the cancellation is registered by the UK Register of Companies. Subject to the timing of the grant of the Court Order on 25 April, HHG expects to lodge the second cancellation with the UK Register of Companies on the same day.

The price at which shares will be cancelled is 64 pence (calculated as the average closing price on the London Stock Exchange for the 20 business days immediately prior to the Record Date plus a 5% premium, the total being rounded to the nearest whole penny). This price will translate to A$1.566080 and NZ$ 1.674240 per share.

As a result, approximately £871 million in total is currently expected to be returned through both transactions. HHG will continue to keep the market informed.

* * *

Contacts

www.hhg.com or

Investor enquiries

Gail Williamson — +44 20 7818 5168
HHG Director of Investor Relations — investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury
Roland Rudd/Julius Duncan — +44 20 7251 3801

Australia - Cannings
Graham Canning — +61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Notes to Editors

Effective date of Consolidation	24 April 2005
Conditional dealings on an ex-return of capital basis in Ordinary Shares commence on the London Stock Exchange and temporary suspension of listing	25 April 2005
Court hearing to confirm the Reduction of Investor Base	25 April 2005
Effective date of Reduction of Investor Base and Sub-division	25 April 2005
Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005
CREST accounts credited with cash entitlements	by 6 May 2005
Commencement of normal trading of CDIs on ASX	9 May 2005

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

HHG PLC
Life Services Sale complete

14 April 2005

HHG PLC announces that the Sale of the Life Services business to Life Company Investor Group completed on 13 April 2005.

Commenting on the Sale, HHG Chief Executive, Roger Yates, said: 'This deal has realised good value for shareholders. Post the Sale, HHG has a strong balance sheet and is well placed for the future. Our focus now is on building a more profitable and more valuable asset management business.'

HHG expects to return the majority of the cash proceeds from the Sale to shareholders in exchange for share cancellation. The return of capital process is expected to complete on 6 May 2005. HHG will continue to keep the market informed.

* * *

Contacts

www.hhg.com or

Investor enquiries

Gail Williamson HHG Director of Investor Relations	+44 20 7818 5168 investor.relations@hhg.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors

Expected timetable for return of capital

Court hearing to confirm the cancellation of Ordinary Shares and share premium account needed for the Return of Cash	15 April 2005
Last day CDIs trade on ASX with an entitlement to a return of capital under the Return of Cash proposal	15 April 2005
CDIs commence trading on ASX on an ex-return of capital/deferred settlement basis	18 April 2005
Latest time and date for receipt of Election Forms and elections via CREST	5.00 p.m. (Sydney time) 22 April 2005
	5.00 p.m. (London time) 22 April 2005
Record Date	22 April 2005
Effective date of Return of Cash	22 April 2005
Effective date of Consolidation	24 April 2005
Conditional dealings on an ex-return of capital basis in Ordinary Shares commence on the London Stock Exchange	25 April 2005
Court hearing to confirm the Reduction of Investor Base	25 April 2005
Effective date of Reduction of Investor Base and Sub-division	25 April 2005
Unconditional dealings in Ordinary Shares commence on the London Stock Exchange and readmission to the Official List	26 April 2005
CREST accounts credited with resulting Ordinary Shares	26 April 2005
Deferred settlement trading of CDIs on ASX ceases	6 May 2005*
Despatch of cheques for cash entitlements in respect of CDIs and certificated Ordinary Shares and certificates for Ordinary Shares and holding statements for CDIs	by 6 May 2005*
CREST accounts credited with cash entitlements	by 6 May 2005*
Commencement of normal trading of CDIs on ASX	9 May 2005*

* Expected times and dates are indicative only.
If any of the fixed times or dates should change, shareholders will be notified through the London and Australian stock exchanges and details will be available from www.hhg.com.

- In this announcement, the term "shareholders" refers to all holders of HHG PLC shares – including those whose holdings are in the form of CHESS Depositary Interests on the Australian Stock Exchange.

- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.

IN THE HIGH COURT OF JUSTICE No. 1576 of 2005

CHANCERY DIVISION

COMPANIES COURT

THE HON. MR JUSTICE PETER SMITH
MONDAY THE 25TH DAY OF APRIL 2005

IN THE MATTER OF HENDERSON GROUP PLC (FORMERLY HHG PLC)

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

ORDER

UPON THE PETITION of the above named HHG PLC (hereinafter called the ***Company***) whose registered office is at 4 Broadgate, London, EC2M 2DA presented to this Court in the above matters on 9 March 2005

AND UPON HEARING Counsel for the Company

AND UPON READING the Petition and the evidence

IT IS ORDERED that the reduction of share capital of the Company from £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 Consolidated Shares of £50 each, one Non-Cancellation Special Share of £7.90 and one Cancellation Special Share of £48.10 to £269,159,657.90 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,304,862 Consolidated Shares of £50 each and one Non-Cancellation Special Share of £7.90, and the reduction of the share premium account of the Company in the amount of £80,335,519.74, resolved on and effected by a special resolution of the Company duly passed at an extraordinary general meeting of the Company held on 21 February 2005 be and the same are hereby confirmed in accordance with the provisions of the above mentioned Act.

AND THE COURT HEREBY APPROVES the Minute set forth in the Schedule hereto.

AND IT IS ORDERED that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him together with a copy of the aforementioned Minute.

AND IT IS ORDERED that notice of the registration by the Registrar of Companies of this Order and of the said Minute be published once in *The Independent* newspaper within 21 days after such registration.

COMPANIES COURT S.C.J.

~~Dated 25 April 2005~~

SCHEDULE

"The share capital of Henderson Group plc was by virtue of a special resolution duly passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 25 April 2005 reduced from £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 Consolidated Shares of £50 each, one Non-Cancellation Special Share of £7.90 and one Cancellation Special Share of £48.10 to £269,159,657.90 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,304,862 Consolidated Shares of £50 each and one Non-Cancellation Special Share of £7.90 of which all of the Consolidated Shares and the Non-Cancellation Special Share are in issue and are or are deemed to be fully paid up and the remainder are unissued.

Pursuant to an ordinary resolution of the Company duly passed on 21 February 2005, upon the above reduction of capital taking effect, each Consolidated Share is sub-divided into 500 ordinary shares of 10 pence each and the Non-Cancellation Special Share is sub-divided into 79 ordinary shares of 10 pence each.

Accordingly, upon the registration of this Minute, the capital of the Company is £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each, of which 1,152,431,079 ordinary shares of 10 pence each are in issue and are or are deemed to be fully paid up and the remainder are unissued."

No. 1576 of 2005

IN THE HIGH COURT OF JUSTICE

CHANCERY DIVISION

COMPANIES COURT

MR JUSTICE PETER SMITH
25TH APRIL 2005

IN THE MATTER OF
HENDERSON GROUP PLC
(FORMERLY HHG PLC)

AND

IN THE MATTER OF
THE COMPANIES ACT 1985

ORDER

FRESHFIELDS BRUCKHAUS DERINGER
65 Fleet Street
London EC4Y 1HS
020 7936 4000
Ref: VJK/SK
SOLICITORS FOR THE PETITIONER

IN THE HIGH COURT OF JUSTICE

No. 1576 of 2005

CHANCERY DIVISION

COMPANIES COURT

THE HON. MR JUSTICE PETER SMITH

IN THE MATTER OF HHG PLC

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

COURT OF JUDICATURE 15 APR 2005 ENTERED COMPANIES

ORDER

UPON THE PETITION of the above named HHG PLC (hereinafter called the ***Company***) whose registered office is at 4 Broadgate, London, EC2M 2DA presented to this Court in the above matters on 9 March 2005

AND UPON HEARING Counsel for the Company

AND UPON READING the Petition and the evidence and the consent to the proposed reductions of capital the subject of the Petition from the Australian Stock Exchange Limited

IT IS ORDERED that the reduction of share capital of the Company from £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each to £284,036,606 divided into 2,840,366,060 ordinary shares of 10 pence each, and the reduction of the share premium account of the Company in the amount of £634,335,273, resolved on and effected by a special resolution of the Company duly passed at an extraordinary general meeting of the Company held on 21 February 2005 be and the same are hereby confirmed in accordance with the provisions of the above mentioned Act.

AND THE COURT HEREBY APPROVES the Minute set forth in the Schedule hereto.

AND IT IS ORDERED that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him together with a copy of the aforementioned Minute.

AND IT IS ORDERED that notice of the registration by the Registrar of Companies of this Order and of the said Minute be published once in *The Independent* newspaper within 21 days after such registration.

AND IT IS ORDERED that the said Petition do stand over to Monday 25 April 2005 for further hearing

Dated 15 April 2005

SCHEDULE

"The share capital of HHG PLC was by virtue of a special resolution duly passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 15 April 2005 reduced from £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each to £284,036,606 divided into 2,840,366,060 ordinary shares of 10 pence each. As at the date of registration of this minute, 1,301,200,560 ordinary shares of 10 pence each are in issue and are or are deemed to be fully paid up and the remainder are unissued."

No. 1576 of 2005

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF
HHG PLC

AND

IN THE MATTER OF
THE COMPANIES ACT 1985

ORDER

FRESHFIELDS BRUCKHAUS DERINGER
65 Fleet Street
London EC4Y 1HS
020 7936 4000
Ref: VJK/SK

SOLICITORS FOR THE PETITIONER

LB1029706/10+ 127465-0015

HHG PLC
Intention to lodge Court Approval

21 April 2005

In relation to the Court approval of the Return of Cash transaction, HHG PLC intends to lodge a copy of the Court Order with Companies House in the United Kingdom on 22 April 2005.

* * *

Contacts

www.hhg.com

Steven O'Brien
Company Secretary
HHG PLC

+44 (0) 20 7818 4841
steven.obrien@henderson.com

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

File No. 82-34758

HHG PLC
Ordinary share issue

In connection with the Return of Cash proposal, 86 new ordinary shares of 10p each (the "New Shares") ranking pari passu with the existing ordinary shares in issue were allotted and issued on 14 April 2005 to Computershare Clearing Pty Limited at the then current market price on the London Stock Exchange.

Application has been made to the UK Listing Authority and the London Stock Exchange for the New Shares to be admitted to the Official List and to trading on the London Stock Exchange and such admission is expected to take place on or about 20 April 2005.

* * *

Contacts

www.hhg.com

Jacqui Gregory
Assistant Company Secretary
HHG PLC

+44 (0) 20 7818 5122
jacqui.gregory@henderson.com

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

CERTIFICATE OF REGISTRATION
OF ORDER OF COURT AND MINUTE
ON
REDUCTION OF CAPITAL
AND SHARE PREMIUM ACCOUNT

Company No. **2072534**

Whereas **HHG PLC**

having by Special Resolution reduced its capital and share premium account as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **15th April 2005**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **22nd April 2005**

Given at Companies House, Cardiff the **22nd April 2005**

An Authorised Officer

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perennial Group (previous forms filed as 'Perennial Investment Partners Limited')

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NCS	23,424,014
Cogent	7,259,835
Asgard	65,289
JP Morgan	18,910,049
Were	247,234
IIML	24,210,992
State Street	10,297,147
Citigroup	5,568,801
Westpac	2,693,673

5. Number of shares / amount of stock acquired

92,677,034

6. Percentage of issued class

8.042%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares

10. Date of transaction

27/4/05

11. Date company informed

28/4/05

12. Total holding following this notification

92,677,034

13. Total percentage holding of issued class following this notification

8.042%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

28/04/05

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Trustees Australia Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16	1,000,983
JP Morgan Chase Nominees	4,206,615
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	12,453,043
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	1,840,871
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	8,216,614
Cogent Nominee Pty Limited	1,429,045
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	4,473,325
Permanent Trustee Australia Ltd <SMF 0013>	574,135
National Australia Custodian Services A/C 3093-15 TSPPAE	3,733,468
National Australia Custodian Services	2,822,174
JP Morgan Chase Nominees	944,239
National Australia Custodian Services	2,814,990
Citicorp Nominees Pty Ltd	1,361,464
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	1,048,600
RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C>	21,441,387
Citicorp Nominees Pty Ltd	4,635,076
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	27,991,599
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	4,864,295
UBS Nominee Pty Ltd <Prime Broking A/C>	1,484,693
UBS Nominee Pty Ltd <Prime Broking A/C>	235,086
JP Morgan Chase Nominees	1,863,941
JP Morgan Chase Nominees	689,590
National Australia Custodian Services A/C FNPEAE/9353-16	286,095
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	402,960
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	69,138
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	743,384
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	54,919
Cogent Nominee Pty Limited A/C WTXME6	6,303,310
UBS Nominee Pty Ltd <Prime Broking A/C>	751,404

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

127,012,747 (net effect after Company capital re-organisation)

8. Percentage of issued class

N/A (Company capital reorganisation)

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

11 May 2005

12. Total holding following this notification

118,736,443

13. Total percentage holding of issued class following this notification

10.30%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

12 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perpetual Trustees Australia Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

National Australia Custodian Services A/C ATPFAE 6822-16	1,123,478
JP Morgan Chase Nominees	4,689,618
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	13,830,306
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	2,042,680
RBC Global Services Australia Nominees Pty Limited <PIIC A/C>	8,923,617
Cogent Nominee Pty Limited	1,596,670
RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C>	5,125,370
Permanent Trustee Australia Ltd <SMF 0013>	1,243,254
National Australia Custodian Services A/C 3093-15 TSPPAE	4,143,867
National Australia Custodian Services	3,208,766
JP Morgan Chase Nominees	1,075,952
National Australia Custodian Services	3,121,451
Citicorp Nominees Pty Ltd	1,542,654
RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C>	1,071,446
RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C>	23,086,025
Citicorp Nominees Pty Ltd	5,104,982
RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C>	31,282,516
RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C>	4,864,295
UBS Nominee Pty Ltd <Prime Broking A/C>	1,584,660
UBS Nominee Pty Ltd <Prime Broking A/C>	264,871
JP Morgan Chase Nominees	2,128,647
JP Morgan Chase Nominees	787,618
National Australia Custodian Services A/C FNPEAE/9353-16	320,310
RBC Global Services Australia Nominees Pty Limited <SSCEF A/C>	453,160
RBC Global Services Australia Nominees Pty Limited <SSCCM A/C>	69,138
RBC Global Services Australia Nominees Pty Limited <PCCEF A/C>	743,384
RBC Global Services Australia Nominees Pty Limited <PCCCM A/C>	54,919
Cogent Nominee Pty Limited A/C WTXME6	6,861,865
Perpetual Trustee Company Limited	8,268
Perpetual Trustee Company Limited	480
UBS Nominee Pty Ltd <Prime Broking A/C>	751,404

5. Number of shares / amount of stock acquired

12,369,228

6. Percentage of issued class

1.07%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

18 May 2005

12. Total holding following this notification

131,105,671

13. Total percentage holding of issued class following this notification

11.37%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

18 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

AMP Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named above, with registered holders as in 4 below.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

AMP Life Limited	15,343,783
AMP Financial Services Holdings Limited	130,559,995
Cogent Nominees Pty Limited <SMP Accounts>	4,459,183
Cogent Nominees Pty Limited	997,112
Goldman Sachs <AMP Capital Australian Equity Market Neutral Fund>	320,599
Goldman Sachs <AMP Capital Australian Long Short Fund>	1,028,377
JP Morgan Nominees Australia Limited	597,319
Cogent Nominees Pty Limited <AMP Capital Investors Ltd Share Fund>	973,040
Cogent Nominees Pty Limited <AMP Capital Investors Ltd Share Fund1>	7,871,070
Cogent Nominees Pty Limited <AMP Capital Investors Ltd Share Fund2>	288,647
Cogent Nominees Pty Limited <AMP Capital Investors Ltd Property Fund2>	1,495,440
Cogent Nominees Pty Limited <AMP Capital Investors Ltd Property Fund3>	5,952,930

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

173,042,715 (net effect after Company capital reorganisation)

8. Percentage of issued class

N/A (Company capital reorganisation)

9. Class of security

Ordinary shares

10. Date of transaction

Various

11. Date company informed

13 May 2005

12. Total holding following this notification

169,887,495

13. Total percentage holding of issued class following this notification

14.74%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

13 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Henderson Group plc

2. Name of shareholder having a major interest

Perennial Group

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NCS	23,898,975
Cogent	7,383,196
Asgard	65,927
JP Morgan	19,128,801
Were	250,399
IIML	24,627,187
State Street	10,405,208
Citigroup	5,719,132
Westpac	2,722,750

5. Number of shares / amount of stock acquired

94,201,575

6. Percentage of issued class

8.174%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares

10. Date of transaction

2 May 2005

11. Date company informed

4 May 2005

12. Total holding following this notification

94,201,575

13. Total percentage holding of issued class following this notification

8.174%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Jacqui Gregory
020 7818 5122

16. Name and signature of authorised company official responsible for making this notification

Jacqui Gregory
020 7818 5122

Date of notification

5 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Henderson Group plc

2. Name of director

Roger Philip Yates

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of Shareholder named in two above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Roger Philip Yates

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options in accordance with the HHG PLC Long Term Incentive Plan and sale of part of resulting holding. Performance share award granted in accordance with the Henderson Group plc Long Term Incentive Plan (see boxes 17 to 22 below)

7. Number of shares / amount of stock acquired

2,192,020 Ordinary Shares

8. Percentage of issued class

0.190%

9. Number of shares/amount of stock disposed

900,981 Ordinary Shares

10. Percentage of issued class

0.078%

11. Class of security

Ordinary Shares of ten pence

12. Price per share

64.3349p

13. Date of transaction

3 May 2005

14. Date company informed

3 May 2005

15. Total holding following this notification

1,579,039 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.137%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

13 April 2005

18. Period during which or date on which exercisable

Exercisable during the period of 6 months from 13 April 2008

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Performance Share Award granted in accordance with the Henderson Group plc Long Term Incentive Plan ('LTIP'). The Award is exercisable only if certain conditions are met, including Henderson Group plc's Total Shareholder Return when compared to companies in its comparator group (as defined in the LTIP). The number of shares that vest will depend on the extent to which

the performance conditions are satisfied. The aggregate market value of the shares (averaged over the three month period immediately prior to the date of the grant) capable of being acquired (at nil cost) under this award is £1,500,000, being 2,449,000 ten pence ordinary shares and equal to 250% of Mr Yates's salary.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Zero

22. Total number of shares or debentures over which options held following this notification

3,567,667

23. Any additional information

24. Name of contact and telephone number for queries

Gail Williamson
Director of Investors Relations
0207 818 5168

25. Name and signature of authorised company official responsible for making this notification

Steven O'Brien
Company Secretary

Date of Notification

4 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Henderson Group plc

2. Name of director

Nicholas Toby Hiscock

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of Shareholder named in two above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Nicholas Toby Hiscock

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

n/a

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options in accordance with the HHG PLC Long Term Incentive Plan and sale of part of resulting holding. Performance share award granted in accordance with the Henderson Group plc Long Term Incentive Plan (see boxes 17 to 22 below)

7. Number of shares / amount of stock acquired

701,446 Ordinary Shares

8. Percentage of issued class

0.060%

9. Number of shares/amount of stock disposed

579,311 Ordinary Shares

10. Percentage of issued class

0.050%

11. Class of security

Ordinary Shares of ten pence

12. Price per share

64p

13. Date of transaction

4 May 2005

14. Date company informed

4 May 2005

15. Total holding following this notification

156,135 Ordinary Shares

16. Total percentage holding of issued class following this notification

0.014%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

13 April 2005

18. Period during which or date on which exercisable

Exercisable during period of 6 months from 13 April 2008

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Performance Share Award granted in accordance with the Henderson Group plc Long Term Incentive Plan ('LTIP'). The Award is exercisable only if certain conditions are met, including Henderson Group plc's Total Shareholder Return when compared to companies in its comparator group (as defined in the LTIP). The number of shares that vest will depend on the extent to which

the performance conditions are satisfied. The aggregate market value of the shares (averaged over the three month period immediately prior to the date of the grant) capable of being acquired (at nil cost) under this award is £524,912, being 857,000 ten pence ordinary shares and equal to 175% of Mr Hiscock's salary.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Zero

22. Total number of shares or debentures over which options held following this notification

1,230,380

23. Any additional information

24. Name of contact and telephone number for queries

Gail Williamson
Director of Investors Relations
0207 818 5168

25. Name and signature of authorised company official responsible for making this notification

Steven O'Brien
Company Secretary

Date of Notification

4 May 2005

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

SEC MAIL RECEIVED PROCESSING
JUN 23 2005
WASH. D.C. 209 SECTION

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies

For official use

Company number 2072534

Name of company

*Insert full name of company

* Henderson Group plc

gives notice that:

by way of an ordinary resolution passed on 21 February 2005, which took effect on 25 April 2005:

1. each of the 2,304,862 consolidated shares of £50 each in the capital of the Company was sub-divided into 500 ordinary shares of 10 pence each; and

2. the non-cancellation special share of £7.90 in the capital of the Company was sub-divided into 79 ordinary shares of 10 pence each.

†Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† Secretary Date 11 May 2005

Presentor's name, address and reference (if any):

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND
UNITED KINGDOM EC4Y 1HS
DX 23 LONDON/CHANCERY LANE

For official use
General Section | Post room

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Pursuant to section 122 of the Companies Act 1985

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*Insert full name of company

To the Registrar of Companies

For official use

Company number: 2072534

Name of company

* Henderson Group plc

gives notice that:

by way of an ordinary resolution passed on 21 February 2005, which took effect on 24 April 2005, all of the issued ordinary shares of 10 pence each in the capital of the Company were consolidated into:

1. 2,602,400 consolidated shares of £50 each;

2. one non-cancellation special share of £7.90; and

3. one cancellation special share of £48.10.

†Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation† Secretary Date 11 May 2005

Presentor's name, address and reference (if any):

FRESHFIELDS BRUCKHAUS DERINGER
65 FLEET STREET, LONDON
ENGLAND
UNITED KINGDOM EC4Y 1HS
DX 23 LONDON/CHANCERY LANE

For official use
General Section | Post room

File No. 82-34758

BLUEPRINT OneWorld

SEC MAIL PROCESSING RECEIVED JUN 2 3 2005 WASH, D.C. SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 12 Month 05 Year 2005	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	268,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	40.595		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PUBLIC SEE ATTACHED	£0.10 Ordinary	268,000
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 12/5/05

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT

HHG Allotment Schedule

Date of Issue - 12th May 2005

Share scheme	Account name	Account number	Crest account	Crest ID	Designation	Number of shares
Henderson SIP	Towers Perrin Share Plan Services - HHG SIP	561652	Greenwood Nominees Ltd	142GW	561652	268,000

Jane Tuckwell
Share Plan Administrator

12/05/2005
Date

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	164,036		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.416		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PUBLIC SEE ATTACHED LIST	£0.10 Ordinary	164,036
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 20/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

Henderson Allotment Schedule

Date of Issue - 16th May 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	101154C	Allen	Elizabeth	YW260522A	29 Woodhall Rise	PETERBOROUGH	PE4 5BU			0.416	£839.91	2,019
Sharesave 2004	10000739	Bhandari	Lalji	YY021464D	50 Dalkeith Grove	Stanmore	Middlesex	STANMORE	Middx HA7 4SF	0.416	£1,099.91	2,644
Sharesave 2004	034868C	Blaes	Daniel	NB322914D	1 St Johns Close	Ryhall	STAMFORD	Lincs PE9 4HS		0.416	£299.94	721
Sharesave 2004	604921	Bowd	Eileen Linda	YM548029D	Marshalls Farm	Conquest Drove Farcet	PETERBOROUGH	PE7 3DH		0.416	£299.94	721
Sharesave 2004	608923	Brannan	Caroline	NS841097B	7 Gardener Place	Biddenham	BEDFORD	MK40 4QU		0.416	£599.88	1,442
Sharesave 2004	066712C	Burton	Caroline	NS639866B	18 Nottingham Way	Peterborough	Cambridgeshire	PETERBOROUGH	PE1 4NF	0.416	£899.81	2,163
Sharesave 2004	608905	Burton	Richard	WK277214C	10 Drayton Road	Swineshead	BOSTON	Lincs PE20 3LB		0.416	£299.94	721
Sharesave 2004	032615C	Campbell	Stuart	NB392125A	12 Clement Drive	PETERBOROUGH	PE2 8RQ			0.416	£299.94	721
Sharesave 2004	101899C	Carr	Adam John	JX347960A	61 Chatsfield	PETERBOROUGH	PE4 5DL			0.416	£599.88	1,442
Sharesave 2004	048892C	Claudius	Walter Terence	NB423257D	2 Holly Lodge Close	BRISTOL	BS5 7XG			0.416	£239.62	576
Sharesave 2004	008383C	Coaten	Glen Neville	NW375036D	7 Alder Road	Hampton Hargate	PETERBOROUGH	PE7 8BU		0.416	£599.88	1,442
Sharesave 2004	031674C	Collins	Lee John	NS773606B	8 Tern Road	Hampton Hargate	PETERBOROUGH	PE7 8DG		0.416	£2,399.91	5,769
Sharesave 2004	086422C	Colvin	Pauline Jane	NE068011B	48 West Street	Kings Cliffe	PETERBOROUGH	PE8 6XA		0.416	£2,999.78	7,211
Sharesave 2004	155411L	Cooper	Leslie J	YS279506A	209 High Kingsdown	Kingsdown	BRISTOL	BS2 8DG		0.416	£899.81	2,163
Sharesave 2004	065938C	de Souza	Monica	WK489511B	59 Cardinals Gate	Werrington	PETERBOROUGH	PE4 5AT		0.416	£2,999.78	7,211
Sharesave 2004	031468C	Dellar	Bryan John	WE413023A	20 The Orchards	Orton Waterville	PETERBOROUGH	PE2 5LA		0.416	£719.68	1,730
Sharesave 2004	012889C	Dimond	Andrew	YX056365A	15 Vetchfield	Orton Brimbles	PETERBOROUGH	PE2 5FH		0.416	£1,439.78	3,461
Sharesave 2004	091801C	Dixon	Elizabeth Anne	WE195898C	42 Willonholt	PETERBOROUGH	PE3 7LU			0.416	£599.88	1,442
Sharesave 2004	128371C	Dobler	Clare	JM541637B	5 St Marys Gardens	Long Sutton	SPALDING	Lincs PE12 9DU		0.416	£299.94	721
Sharesave 2004	604839	Downie	Alan	NR638211D	7 Windsor Place	Whittlesey	PETERBOROUGH	PE7 1NB		0.416	£1,199.75	2,884
Sharesave 2004	043984C	Dowse	Paul	YZ331566A	32 Heron Road	Oakham	Rutland	OAKHAM	Leics LE15 6BN	0.416	£2,399.91	5,769
Sharesave 2004	130450C	Edwards	David	NH408486A	12 Hawthorn Road	Folksworth	PETERBOROUGH	PE7 3SF		0.416	£599.88	1,442
Sharesave 2004	065037C	Elliott	Susan Anne	WM228584A	112 Watergall	Bretton	PETERBOROUGH	PE3 8ND		0.416	£599.88	1,442
Sharesave 2004	125708C	Erba	Christopher	NM273146C	16 Cherryfields	Ham Lane Orton Waterville	PETERBOROUGH	PE2 5XD		0.416	£1,799.62	4,326
Sharesave 2004	105055C	Fitzpatrick	Nicola	JZ185350C	9 Nene Close	Wansford	PETERBOROUGH	PE8 6JJ		0.416	£1,199.76	2,884
Sharesave 2004	057455C	Fowler	Michelle	NP022735D	36 Mayfield Road	Eastrea Whittlesey	PETERBOROUGH	PE7 2AY		0.416	£1,199.76	2,884
Sharesave 2004	610043	Gandhi	Chetan	NW585042D	151 Broad Avenue	LEICESTER	LE5 4PU			0.416	£1,499.88	3,605
Sharesave 2004	067665C	Hall	Catherine	WL212432D	24 Kooreman Avenue	WISBECH	Cambs PE13 3HY			0.416	£2,399.91	5,769
Sharesave 2004	613097	Harris	Leonard	YE027771A	15 Shearwater	Orton Wistow	PETERBOROUGH	PE2 6YW		0.416	£1,439.78	3,461
Sharesave 2004	402702L	Horne	Ann Corinne	NA354893C	98 Ryecroft Road	Frampton Cotterell	BRISTOL	BS36 2HH		0.416	£1,199.76	2,884
Sharesave 2004	073288C	Hughes	Marie Jessica	NR076202B	44 Casewick Lane Uffington	STAMFORD	Lincs PE9 4SX			0.416	£549.96	1,322
Sharesave 2004	010892C	Hutchinson-Horsfiel	N	NZ913358C	38 Penrith Grove	Gunthorpe	PETERBOROUGH	PE4 7FQ		0.416	£599.88	1,442
Sharesave 2004	070060C	Johnstone	Rachel Claire	NS919692B	Greenacres'	Peterborough Road Crowland	PETERBOROUGH	PE6 0AA		0.416	£299.94	721
Sharesave 2004	611359	Marafs	Johann	SC267624A	5 Rectory Farm Court	Elton	PETERBOROUGH	PE8 6SY		0.416	£299.94	721
Sharesave 2004	033506C	Marriott	Jonathan	NA413239C	9 Albany Walk Woodston	PETERBOROUGH	PE2 9JN			0.416	£299.94	721
Sharesave 2004	077388C	Mason	Karen	NM060475D	9 Townsend Close	Wyton	HUNTINGDON	Cambs PE28 2AR		0.416	£2,999.78	7,211
Sharesave 2004	612404	McCabe	David	JP041422C	Marton House New Road	Deeping St Nicholas	SPALDING	Lincs PE11 3DU		0.416	£2,999.78	7,211
Sharesave 2004	005868C	McDermid	James Christopher	YM202762D	4 Lingwood Park	Longthorpe	PETERBOROUGH	PE3 6RX		0.416	£1,799.62	4,326
Sharesave 2004	016628C	Mills	Kevin	WM667922A	11 Brackenwood	Orton Wistow	PETERBOROUGH	PE2 6YP		0.416	£359.84	865
Sharesave 2004	054482C	Morrell	Jan	YX388996B	11 Cromwell Way	Market Deeping	PETERBOROUGH	PE6 8BX		0.416	£599.88	1,442
Sharesave 2004	975222L	Nicholson	Jonathan	WL835207A	145 Birchwood Road	BRISTOL	BS4 4RB			0.416	£599.88	1,442
Sharesave 2004	118745C	Obden	Dave	WP076710A	18 Westry Close	Walsoken	WISBECH	Cambs PE14 7BU		0.416	£239.62	576
Sharesave 2004	031112C	Orrey	Paul John	NM067313D	24 Buckthorn Road	Hampton Hargate	PETERBOROUGH	Cambs		0.416	£599.88	1,442
Sharesave 2004	036475C	Patel	Deena	WL379932C	12 Nicholls Avenue	West Town	PETERBOROUGH	PE3 9EL		0.416	£359.84	865
Sharesave 2004	003811C	Penny	Bromley Hayden	NM459664B	19 Prestland	Market Deeping	PETERBOROUGH	PE6 8DT		0.416	£2,399.91	5,769
Sharesave 2004	068148C	Penny	Kay Teresa	NY752653C	19 Prestland	Market Deeping	PETERBOROUGH	PE6 8DT		0.416	£599.88	1,442
Sharesave 2004	032177C	Prior	Robert B	NR640638A	10 Worsley Orton Goldhay	PETERBOROUGH	PE2 5QR			0.416	£599.88	1,442
Sharesave 2004	072546C	Radford	Amanda Jane	NB568238C	4 Orchard Way	Thrapston	KETTERING	Northants NN14 4RE		0.416	£599.88	1,442
Sharesave 2004	074492C	Rust	Katy Jacqueline	JH164173B	31 Coates Road	Eastrea	PETERBOROUGH	PE7 2BA		0.416	£1,199.75	2,884

Henderson Allotment Schedule

Date of Issue - 18th May 2005

Share scheme	Employee number	Employee surname	Employee forename	NI number	Address 1	Address 2	Address 3	Address 4	Address 5	Option price	Total option price	Number of shares exercised
Sharesave 2004	090795C	Simmonds	John Robert	YZ401222C	The Spinney	8 Headley Gardens	Great Shelford	CAMBRIDGE	CB2 5JZ	0.416	£2,999.78	7,211
Sharesave 2004	018622C	Smith	Ian	WM912084D	12 Lakeside	Werrington	PETERBOROUGH	PE4 6QZ		0.416	£359.84	865
Sharesave 2004	608442	Smith	Louise	NW805315A	43 Casterton Road	STAMFORD	Lincs PE9 2UA			0.416	£359.84	865
Sharesave 2004	061812C	Steer	Brian Robert	YR700838C	15 Beezling Close Eaton Ford	ST NEOTS	Cambs PE19 7QU			0.416	£2,999.78	7,211
Sharesave 2004	113878C	Truman	Anita Marie	YZ738480C	77 Amberley Slope	PETERBOROUGH	PE4 6QQ			0.416	£899.81	2,163
Sharesave 2004	414506L	Vowles	Ian Francis	NA868548A	37 Westway	Nailsea	BRISTOL	BS48 2NA		0.416	£599.88	1,442
Sharesave 2004	608043	Watling	Nicola	JS916842C	2 Clayton	Orton Goldhay	PETERBOROUGH	PE2 5SB		0.416	£239.62	576
Sharesave 2004	029991C	West	Stephen Anthony	WB045769A	45 Benland	Bretton	PETERBOROUGH	PE3 8EB		0.416	£299.94	721
Sharesave 2004	036848C	White	Katie Elizabeth	NW178206C	4 Wheatlands Close	Ketton	STAMFORD	Lincs PE9 3RX		0.416	£299.94	721
Sharesave 2004	610214	Wiseman	Ritchie Alexander	YL325288B	5 Ermine Rise Great Casterton	STAMFORD	Lincs PE9 4AJ			0.416	£2,999.78	7,211
Sharesave 2004	116764C	Woods	Suzanne Antonia	JC778917B	Boscot	Elm Road	MARCH	Cambs PE15 0BH		0.416	£1,199.75	2,884
Sharesave 2004	051458C	Woodward	Amanda Jane	WA726375A	34 Crossway Hand Whittlesey	PETERBOROUGH	PE7 1PB			0.416	£1,199.75	2,884
Sharesave 2004	974676L	Young	Simon Andrew	NM937888B	Flat 6 Queensdown Court	Queensdown Gardens	Brislington	BRISTOL	BS4 3JH	0.416	£1,799.62	4,326
										Totals	£68,238.28	164,036

Jane Tuckwell
Share Plan Administrator

Date: 18/05/2005

File No. 82-34758

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	18,748		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	0·416p ~~£0.10~~		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED.	Class of shares allotted: £0.10 Ordinary	Number allotted: 18,748
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 9/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

Name and Address	Number of Shares
Lynette Haratbar 12 Vernon Place Canterbury Kent CT1 3HG	2,884
Sheila Anstead 52 Culverden Park Tunbridge Wells Kent TN4 9QR	5,288
Philip Broom 12 Springhad Way Crowborough East Sussex TN6 1RL	6,610
Alistair Stewart Kinnon Park Methven Perth PH1 3NE	3,966
Total	**18,748**

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	86		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company No 2072534

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: COMPUTERSHARE CLEARING PTY.	Class of shares allotted: £0.10 Ordinary	Number allotted: 86
Address: GPO BOX 7045 SYDNEY NSW 1115 AUSTRALIA.		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 9/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate, London, EC2M 2DA, England

Tel

DX number DX exchange

BLUEPRINT OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	05	2005			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	38,438		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	[illegible]		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company No 2072534

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: GREENWOOD NOMINEES LTD	£0.10 Ordinary	38,438
Address: 20 MOORGATE LONDON		
UK postcode: EC2R 6DA		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 9/5/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

Henderson Group plc
Change of name

22 April 2005

Henderson Group plc today announces the change of name from HHG PLC to Henderson Group plc. The formal notice of name change was lodged with Companies House in the United Kingdom on 22 April 2005. The stock code is expected to change to HGI (from HHG) on the London Stock Exchange on 26 April 2005 and on the Australian Stock Exchange from 10 May 2005.

The Henderson Group plc website can be accessed at www.henderson.com.

* * *

Contacts

Investor enquiries

Gail Williamson Henderson Group Director of Investor Relations	+44 20 7818 5168 investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury Roland Rudd/Julius Duncan	+44 20 7251 3801
Australia - Cannings Graham Canning	+61 2 9252 0622

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

002

File No. 82-34758

BLUEPRINT OneWorld

SEC MAIL PROCESSING RECEIVED JUN 23 2005 WASH. D.C. 209 SECTION

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	18	04	2005	† Date of Birth			

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Forename(s): Steven John

Surname: O'Brien

Previous forename(s): Previous surname(s):

Usual residential address: 10 Ryders, Langton Green

Post town: Tunbridge Wells Postcode: TN3 0DX

County / Region: Kent Country: England

† Nationality: † Business occupation:

† Other directorships (additional space next page):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 19/4/05

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 25/4/05

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 2072534

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 2072534

The Registrar of Companies for England and Wales hereby certifies that

HHG PLC

having by special resolution changed its name, is now incorporated under the name of

HENDERSON GROUP PLC

Given at Companies House, Cardiff, the 22nd April 2005

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

BLUEPRINT
OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

	Day	Month	Year
Date of termination of appointment	1 3	0 4	2 0 0 5

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Mr * Honours etc: BSc FIA FIAA

Forename(s): Ian William

Surname: Laughlin

Please insert details as previously notified to Companies House.

	Day	Month	Year
† Date of Birth	0 1	0 2	1 9 5 1

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 13 May 2005

(** ~~serving director~~/secretary/~~administrator/administrative receiver/receiver manager~~/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

BLUEPRINT OneWorld

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2072534

Company Name in full HHG PLC

	Day	Month	Year
Date of termination of appointment	1 8	0 4	2 0 0 5

as director [ ] as secretary [X] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc: -

Please insert details as previously notified to Companies House.

Forename(s): Gerald Alistair

Surname: Watson

	Day	Month	Year
† Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19/4/05

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-34758

Form 604
Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To: HHG PLC
ABN: 30 105 988 836

1. Details of substantial holder

Name: Perennial Value Management
ABN: 22 090 879 904

There was a change in the interest of the substantial holder on 27-Apr-05
The previous notice was given to the company on 21-Mar-05
The previous notice was dated 21-Mar-05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required and when now required to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting Power	Person's votes	Voting Power
Ordinary	183,483,008	6.032%	92,877,034	7.124%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date	Person	Nature	Consideration	Class & number (ord)	Person's votes
18/04/2005	Perennial Value Management	Sold on market	- 2,729,764.87	- 1,722,249	- 1,722,249
19/04/2005	Perennial Value Management	Adjustment due to corporate action	128,645,801.50	81,732,430	81,732,430
20/04/2005	Perennial Value Management	Purchased on market	5,765,291.77	3,605,884	3,605,884
21/04/2005	Perennial Value Management	Purchased on market	2,329,380.00	1,450,000	1,450,000
22/04/2005	Perennial Value Management	Purchased on market	1,028,812.79	638,202	638,202
26/04/2005	Perennial Value Management	Purchased on market	6,460,794.41	3,949,229	3,949,229
27/04/2005	Perennial Value Management	Purchased on market	4,941,984.28	3,023,558	3,023,558

4. Present Relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder	Registered holder of securities	Person Entitled to be holder	Nature of relevant interest	Class & Number (Ord)	Person's votes

Perennial Value Management	NCS		Investment Manager	23,424,014	23,424,014
Perennial Value Management	Cogent		Investment Manager	7,259,835	7,259,835
Perennial Value Management	Asgard		Investment Manager	65,289	65,289
Perennial Value Management	JP Morgan		Investment Manager	18,910,049	18,910,049
Perennial Value Management	Were		Investment Manager	247,234	247,234
Perennial Value Management	IIML		Investment Manager	24,210,982	24,210,982
Perennial Value Management	State Street		Investment Manager	10,297,147	10,297,147
Perennial Value Management	Citigroup		Investment Manager	5,568,801	5,568,801
Perennial Value Management	Westpac		Investment Manager	2,693,673	2,693,673

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name & ACN	Nature of association
Not Applicable	

6. Addresses

The addresses of persons named in this form as as follows:

Name	Address
Perennial Value Management	Level 29, 303 Collins St Melbourne VIC 3000

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Ian William Laughlin
Date of last notice	4 May 2004
Date that director ceased to be director	13 April 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
10,033 Ordinary Shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Securities held in the name of Anne Catherine O'Hagan, wife of the Director	258 Ordinary Shares 50,000 CHESS Depositary Interests

Part 3 – Director's interests in contracts

Detail of contract	HHG PLC Sharesave Scheme
Nature of interest	Share option award over ten pence ordinary shares under savings related share option scheme at an exercise price of 41.6 pence
Name of registered holder (if issued securities)	Ian William Laughlin
No. and class of securities to which interest relates	22,656 ordinary shares

Detail of contract	HHG PLC Long Term Incentive Plan ('LTIP')
Nature of interest	Performance Share Award granted in accordance with LTIP. The award is exercisable only if certain conditions are met including Henderson Group's Total Shareholder Return ('TSR') when compared to companies in it Comparator Group (as defined in the LTIP). The number of share that vest will depend on the extent to which the performance conditions are satisfied.
Name of registered holder (if issued securities)	-

+ See chapter 19 for defined terms.

No. and class of securities to which interest relates	964,489 ordinary shares

+ See chapter 19 for defined terms.

BNP PARIBAS
SECURITIES SERVICES

Date: 10-May-05

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 3

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Henderson Group PLC.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Peter Snodgrass
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0200

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: **Henderson Group PLC**

ACN/ARSN: 106 988 836

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on	06-May-2005
The previous notice was given to the company on	14-Dec-2004
The previous notice was dated	29-Nov-2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		*Present notice*	
Class of securities	*Person's votes*	*Voting power*	*Person's votes*	*Voting power*
Chess Depositary Interest	342,930,210	12.65%	169,887,495	14.74%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	*Person whose relevant interest changed*	*Nature of change*	*Consideration given in relation to change*	*Class and number of shares affected*	*Person's votes affected*
09-May-05	AMP Capital Aust. Equity Market Neutral Fund	Share acquisition	$302,829.11	Chess Depositary Interests 320,599	320,599
18-Apr-05	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$770,263.00	Chess Depositary Interests -667,914	-667,914
01-Dec-2004 to 6-May-2005	AMP Capitial Investors Limited	Share acquisition	$33,733,125.59	Chess Depositary Interests 18,769,885	18,769,885
30-Nov-2004 to 04-May-2005	AMP Capitial Investors Limited	Share disposal	-$34,597,683.28	Chess Depositary Interests -25,496,037	-25,496,037
09-May-05	AMP Financial Services Holdings Limited	Share acquisition	$225,108,216.83	Ordinary Shares 130,559,995	130,559,995
18-Apr-05	AMP Financial Services Holdings Limited	Share disposal	-$415,465,234.10	Ordinary Shares -271,999,990	-271,999,990
8-Dec-2004 to 9-May-2005	AMP Life Limited	Share acquisition	$21,075,421.53	Chess Depositary Interest 15,920,578	15,920,578
8-Dec-2004 to 18-Apr-2005	AMP Life Limited	Share disposal	-$43,072,732.33	Chess Depositary Interest -32,298,479	-32,298,479
31-Dec-04	Asgard SMA No. 6	Share acquisition	$2,302.56	Chess Depositary Interest 1,599	1,599
09-Feb-05	Asgard SMA No. 6	Share disposal	-$7,170.03	Chess Depositary Interest -4,548	-4,548
09-May-05	Cogent Nominees Pty Limited	Share acquisition	$1,207,718.69	Chess Depositary Interest 997,112	997,112
15-Feb-2005 to 18-Apr-2005	Cogent Nominees Pty Limited	Share disposal	-$2,704,467.51	Chess Depositary Interest -2,105,699	-2,105,699
2-Dec-2004 to 9-May-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$9,782,930.22	Chess Depositary Interest 7,729,344	7,729,344
6-Dec-2004 to 18-Apr-2005	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$18,706,832.54	Chess Depositary Interest -14,122,065	-14,122,065
09-May-05	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$686,916.53	Chess Depositary Interest 597,319	597,319
18-Apr-05	State Authority Superannuation Enhanced Index Share Fund	Share disposal	-$1,557,809.33	Chess Depositary Interest -1,244,414	-1,244,414

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Chess Depositary Interest: 15,343,783	15,343,783
AMP Financial Services Holdings Limited		AMP Financial Services Holdings Limited	AMP Financial Services Holdings Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Ordinary Shares : 130,559,995	130,559,995
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Chess Depositary Interest: 4,459,183	4,459,183
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Chess Depositary Interest: 997,112	997,112
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund		Chess Depositary Interest: 320,599	320,599
	Goldman Sachs	AMP Capital Investors Australian Long Short Fund		Chess Depositary Interest: 1,028,377	1,028,377
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund		Chess Depositary Interest: 597,319	597,319
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law.	Chess Depositary Interest: 973,040	973,040
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 1	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Chess Depositary Interest: 7,871,070	7,871,070
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian Share Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Chess Depositary Interest: 288,647	288,647
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 2	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Chess Depositary Interest: 1,495,440	1,495,440
AMP Capital Investors Limited as Responsible Entity of the EFM Listed Property Fund 3	Cogent Nominees Pty Limited	AMP Capital Investors Limited		Chess Depositary Interest: 5,952,930	5,952,930
				Total:	169,887,495

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Financial Services Holdings Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Cogent Investment Operations Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 2 page/s in total.

File No. 82-34758

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme HENDERSON GROUP PLC

ACN/ARSN **106 988 836**

1. Details of substantial holder (1)

Name **PERPETUAL TRUSTEES AUSTRALIA LIMITED**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _10_/_05_/_2005___

The previous notice was given to the company on _16_/_02_/_2005___

The previous notice was dated _15_/_02_/_2005___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**245,749,190**	**9.07%**	**118,736,443**	**10.31%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd. A/C EASS04 GPO Box 764G, Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P.O. Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16. 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund. Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270, Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited. GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15. 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Global Services Australia Nominees Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE. GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

HGI (Henderson Group Plc) | Portfolios

Porfolio	Fund	Holdings
✔ AMCORP	PM	1,000,983
✔ ARF	PM	4,206,615
✔ GSF	PM	12,453,043
✔ ICAS	PM	1,840,871
✔ ICIS	PM	8,216,614
✔ NSWTC	PM	1,429,045
✔ PCEF	PM	4,473,325
✔ SMF	PM	574,135
✔ TEL	PM	3,733,468
✔ PMCBUS	PM	2,822,174
✔ PMHOST	PM	944,239
✔ PMSTA	PM	2,814,990
✔ PMCGSF	PM	1,361,464
✔ PMWSRF	PM	1,048,600
✔ PMISFJ	PM	21,441,387
✔ CBAISF	PM	4,635,076
✔ PMISF1	PM	27,991,599
✔ PMISF2	PM	4,864,295
✔ PIWGAF	PM	1,484,693
✔ PIWSPF	PM	235,086
✔ PIACT	PM	689,590
✔ PIFIJI	PM	286,095
✔ SSCEF	SS	402,960
✔ SSCCM	SS	69,138
✔ PIHEST	PM	1,863,941
✔ PCCEF	PC	743,384
✔ PCCCM	PC	54,919
✔ PIEFM6	PM	6,303,310
✔ PIWCPF	PM	751,404

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
AMCORP	HHG	- 24,117	- 36,950	$ 1.53	16/02/2005
AMCORP	HHG	8,614	13,471	$ 1.56	22/02/2005
AMCORP	HHG	5,158	7,943	$ 1.54	23/02/2005
AMCORP	HHG	- 24,903	- 38,102	$ 1.53	24/02/2005
AMCORP	HHG	6,332	9,751	$ 1.54	04/03/2005
AMCORP	HHG	13,192	20,316	$ 1.54	04/03/2005
AMCORP	HHG	4,942	7,561	$ 1.53	07/03/2005
AMCORP	HHG	11,281	17,260	$ 1.53	08/03/2005
AMCORP	HHG	13,057	19,847	$ 1.52	09/03/2005
AMCORP	HHG	14,700	22,491	$ 1.53	14/03/2005
AMCORP	HHG	16,925	25,895	$ 1.53	14/03/2005
AMCORP	HHG	12,095	18,505	$ 1.53	15/03/2005
AMCORP	HHG	- 20,507	- 31,581	$ 1.54	22/03/2005
AMCORP	HHG	- 3,554	- 5,295	$ 1.49	04/04/2005
AMCORP	HHG	- 27,604	- 40,854	$ 1.48	05/04/2005
AMCORP	HHG	- 19,153	- 28,864	$ 1.51	07/04/2005
AMCORP	HHG	- 15,338	- 23,314	$ 1.52	08/04/2005
AMCORP	HHG	- 7,518	- 11,352	$ 1.51	12/04/2005
AMCORP	HHG	- 8,778	- 13,079	$ 1.49	14/04/2005
AMCORP	HHG	- 10,796	- 15,784	$ 1.46	15/04/2005
AMCORP	HHG	- 1,026,491	- 1,375,498	$ 1.34	18/04/2005
AMCORP	HHG	- 947,531	- 1,497,099	$ 1.58	18/04/2005
AMCORP	HGI	1,000,983	1,491,465	$ 1.49	10/05/2005
ARF	HHG	99,150	155,061	$ 1.56	22/02/2005
ARF	HHG	13,463	20,733	$ 1.54	23/02/2005
ARF	HHG	- 104,674	- 160,151	$ 1.53	24/02/2005
ARF	HHG	36,610	56,013	$ 1.53	03/03/2005
ARF	HHG	66,916	102,381	$ 1.53	03/03/2005
ARF	HHG	19,797	30,487	$ 1.54	04/03/2005
ARF	HHG	41,244	63,516	$ 1.54	04/03/2005
ARF	HHG	20,721	31,703	$ 1.53	07/03/2005
ARF	HHG	47,755	73,065	$ 1.53	08/03/2005
ARF	HHG	55,464	84,305	$ 1.52	09/03/2005
ARF	HHG	71,779	109,822	$ 1.53	14/03/2005
ARF	HHG	62,346	95,389	$ 1.53	14/03/2005
ARF	HHG	50,416	77,136	$ 1.53	15/03/2005
ARF	HHG	- 109,498	- 168,627	$ 1.54	22/03/2005
ARF	HHG	- 15,394	- 22,937	$ 1.49	04/04/2005
ARF	HHG	- 116,727	- 172,756	$ 1.48	05/04/2005
ARF	HHG	- 80,870	- 121,871	$ 1.51	07/04/2005
ARF	HHG	- 64,759	- 98,434	$ 1.52	08/04/2005
ARF	HHG	- 31,796	- 48,012	$ 1.51	12/04/2005
ARF	HHG	- 34,033	- 50,709	$ 1.49	14/04/2005
ARF	HHG	- 48,410	- 70,775	$ 1.46	15/04/2005
ARF	HHG	- 4,338,298	- 5,813,319	$ 1.34	18/04/2005
ARF	HHG	- 4,004,583	- 6,327,241	$ 1.58	18/04/2005
ARF	HGI	4,206,615	6,267,856	$ 1.49	10/05/2005
CBAISF	HHG	62,877	96,202	$ 1.53	18/02/2005
CBAISF	HHG	62,285	95,875	$ 1.54	18/02/2005

CBAISF	HHG		87,471		136,796	$	1.56	22/02/2005
CBAISF	HHG	-	14,575	-	22,300	$	1.53	24/02/2005
CBAISF	HHG		68,596		104,952	$	1.53	28/02/2005
CBAISF	HHG		52,114		78,692	$	1.51	01/03/2005
CBAISF	HHG		103,535		156,338	$	1.51	01/03/2005
CBAISF	HHG		39,001		59,672	$	1.53	03/03/2005
CBAISF	HHG		21,338		32,647	$	1.53	03/03/2005
CBAISF	HHG		59,000		90,860	$	1.54	04/03/2005
CBAISF	HHG		18,057		27,627	$	1.53	07/03/2005
CBAISF	HHG		71,922		109,321	$	1.52	10/03/2005
CBAISF	HHG		57,385		87,225	$	1.52	10/03/2005
CBAISF	HHG		63,413		96,388	$	1.52	10/03/2005
CBAISF	HHG		23,932		36,616	$	1.53	14/03/2005
CBAISF	HHG		27,553		42,156	$	1.53	14/03/2005
CBAISF	HHG		9,790		14,979	$	1.53	16/03/2005
CBAISF	HHG		18,129		27,737	$	1.53	16/03/2005
CBAISF	HHG		60,127		91,994	$	1.53	16/03/2005
CBAISF	HHG	-	108,042	-	165,304	$	1.53	21/03/2005
CBAISF	HHG	-	78,320	-	120,613	$	1.54	22/03/2005
CBAISF	HHG	-	27,744	-	42,448	$	1.53	23/03/2005
CBAISF	HHG		69,208		103,639	$	1.50	23/03/2005
CBAISF	HHG	-	61,187	-	92,392	$	1.51	23/03/2005
CBAISF	HHG	-	41,697	-	60,878	$	1.46	29/03/2005
CBAISF	HHG	-	13,195	-	19,661	$	1.49	04/04/2005
CBAISF	HHG	-	35,560	-	52,984	$	1.49	04/04/2005
CBAISF	HHG	-	22,216	-	32,880	$	1.48	05/04/2005
CBAISF	HHG	-	15,923	-	23,725	$	1.49	06/04/2005
CBAISF	HHG	-	20,711	-	31,211	$	1.51	07/04/2005
CBAISF	HHG	-	13,320	-	20,073	$	1.51	07/04/2005
CBAISF	HHG	-	38,002	-	57,269	$	1.51	07/04/2005
CBAISF	HHG	-	18,001	-	27,362	$	1.52	08/04/2005
CBAISF	HHG	-	15,961	-	24,261	$	1.52	08/04/2005
CBAISF	HHG	-	1,200	-	1,824	$	1.52	08/04/2005
CBAISF	HHG	-	32,561	-	49,493	$	1.52	08/04/2005
CBAISF	HHG	-	41,106	-	62,481	$	1.52	11/04/2005
CBAISF	HHG	-	8,298	-	12,613	$	1.52	11/04/2005
CBAISF	HHG	-	657,300	-	880,782	$	1.34	18/04/2005
CBAISF	HHG	-	606,738	-	958,646	$	1.58	18/04/2005
CBAISF	HHG	-	1,828,341	-	2,449,977	$	1.34	18/04/2005
CBAISF	HHG	-	1,687,699	-	2,666,564	$	1.58	18/04/2005
CBAISF	HHG	-	2,503,478	-	3,354,661	$	1.34	18/04/2005
CBAISF	HHG	-	2,310,903	-	3,651,227	$	1.58	18/04/2005
CBAISF	HHG		148,817		222,809	$	1.50	09/05/2005
CBAISF	HHG		6,481		9,722	$	1.50	09/05/2005
CBAISF	HGI		428,796		638,906	$	1.49	10/05/2005
CBAISF	HGI		1,748,128		2,604,711	$	1.49	10/05/2005
CBAISF	HGI		2,159,482		3,217,628	$	1.49	10/05/2005
CBAISF	HGI		155,298		231,394	$	1.49	10/05/2005
CBAISF	HGI		86,893		127,602	$	1.47	10/05/2005
CBAISF	HGI		17,378		25,372	$	1.46	10/05/2005
CBAISF	HGI		39,101		57,130	$	1.46	10/05/2005
CBAISF	HHG	-	155,298	-	231,394	$	1.49	10/05/2005
GSF	HHG		494,165		772,825	$	1.56	22/02/2005

GSF	HHG		43,282		66,654	$	1.54	23/02/2005
GSF	HHG	-	289,126	-	442,363	$	1.53	24/02/2005
GSF	HHG		77,541		118,638	$	1.53	03/03/2005
GSF	HHG		141,729		216,845	$	1.53	03/03/2005
GSF	HHG		55,572		85,581	$	1.54	04/03/2005
GSF	HHG		115,778		178,298	$	1.54	04/03/2005
GSF	HHG		76,343		116,805	$	1.53	07/03/2005
GSF	HHG		147,700		225,981	$	1.53	08/03/2005
GSF	HHG		176,093		267,661	$	1.52	09/03/2005
GSF	HHG		193,613		296,228	$	1.53	14/03/2005
GSF	HHG		168,167		257,296	$	1.53	14/03/2005
GSF	HHG		161,260		246,728	$	1.53	15/03/2005
GSF	HHG	-	295,641	-	455,287	$	1.54	22/03/2005
GSF	HHG	-	44,858	-	66,838	$	1.49	04/04/2005
GSF	HHG	-	384,357	-	568,848	$	1.48	05/04/2005
GSF	HHG	-	236,589	-	356,540	$	1.51	07/04/2005
GSF	HHG	-	159,307	-	242,147	$	1.52	08/04/2005
GSF	HHG	-	77,542	-	117,088	$	1.51	12/04/2005
GSF	HHG	-	84,508	-	125,917	$	1.49	14/04/2005
GSF	HHG	-	165,036	-	241,283	$	1.46	15/04/2005
GSF	HHG	-	12,696,896	-	17,013,841	$	1.34	18/04/2005
GSF	HHG	-	11,720,211	-	18,517,933	$	1.58	18/04/2005
GSF	HGI		12,453,043		18,555,034	$	1.49	10/05/2005
ICAS	HHG		61,455		96,109	$	1.56	22/02/2005
ICAS	HHG		7,932		12,215	$	1.54	23/02/2005
ICAS	HHG	-	42,874	-	65,597	$	1.53	24/02/2005
ICAS	HHG		34,000		52,020	$	1.53	03/03/2005
ICAS	HHG		18,602		28,461	$	1.53	03/03/2005
ICAS	HHG		18,553		28,572	$	1.54	04/03/2005
ICAS	HHG		8,905		13,714	$	1.54	04/03/2005
ICAS	HHG		8,748		13,384	$	1.53	07/03/2005
ICAS	HHG		21,717		33,227	$	1.53	08/03/2005
ICAS	HHG		25,833		39,266	$	1.52	09/03/2005
ICAS	HHG		31,040		47,491	$	1.53	14/03/2005
ICAS	HHG		26,960		41,249	$	1.53	14/03/2005
ICAS	HHG		25,822		39,508	$	1.53	15/03/2005
ICAS	HHG	-	29,261	-	45,062	$	1.54	22/03/2005
ICAS	HHG	-	872	-	1,299	$	1.49	04/04/2005
ICAS	HHG	-	45,249	-	66,969	$	1.48	05/04/2005
ICAS	HHG	-	34,427	-	51,881	$	1.51	07/04/2005
ICAS	HHG	-	29,247	-	44,455	$	1.52	08/04/2005
ICAS	HHG	-	14,965	-	22,597	$	1.51	12/04/2005
ICAS	HHG	-	18,171	-	27,075	$	1.49	14/04/2005
ICAS	HHG	-	31,854	-	46,571	$	1.46	15/04/2005
ICAS	HHG	-	1,882,775	-	2,522,919	$	1.34	18/04/2005
ICAS	HHG	-	1,737,947	-	2,745,956	$	1.58	18/04/2005
ICAS	HGI		1,840,871		2,742,898	$	1.49	10/05/2005
ICIS	HHG		13,212		20,337	$	1.54	18/02/2005
ICIS	HHG		13,338		20,407	$	1.53	18/02/2005
ICIS	HHG		81,534		127,511	$	1.56	22/02/2005
ICIS	HHG	-	62,972	-	96,347	$	1.53	24/02/2005
ICIS	HHG		142		217	$	1.53	28/02/2005
ICIS	HHG		186,043		280,925	$	1.51	01/03/2005

ICIS	HHG		93,644		141,402	$	1.51	01/03/2005
ICIS	HHG		20,497		31,360	$	1.53	03/03/2005
ICIS	HHG		37,465		57,321	$	1.53	03/03/2005
ICIS	HHG		54,000		83,160	$	1.54	04/03/2005
ICIS	HHG		12,918		19,765	$	1.53	07/03/2005
ICIS	HHG		51,344		78,043	$	1.52	10/03/2005
ICIS	HHG		52,864		80,353	$	1.52	10/03/2005
ICIS	HHG		38,408		58,764	$	1.53	14/03/2005
ICIS	HHG		33,360		51,041	$	1.53	14/03/2005
ICIS	HHG		21,506		32,904	$	1.53	16/03/2005
ICIS	HHG		11,613		17,768	$	1.53	16/03/2005
ICIS	HHG	-	13,272	-	20,173	$	1.52	17/03/2005
ICIS	HHG	-	299,166	-	457,724	$	1.53	21/03/2005
ICIS	HHG	-	77,291	-	119,028	$	1.54	22/03/2005
ICIS	HHG	-	169,003	-	260,265	$	1.54	22/03/2005
ICIS	HHG	-	104,280	-	159,548	$	1.53	23/03/2005
ICIS	HHG	-	112,789	-	170,311	$	1.51	23/03/2005
ICIS	HHG	-	30,517	-	45,776	$	1.50	24/03/2005
ICIS	HHG	-	78,905	-	115,201	$	1.46	29/03/2005
ICIS	HHG	-	68,482	-	102,038	$	1.49	04/04/2005
ICIS	HHG	-	59,757	-	89,038	$	1.49	04/04/2005
ICIS	HHG	-	88,607	-	132,024	$	1.49	04/04/2005
ICIS	HHG	-	57,825	-	85,581	$	1.48	05/04/2005
ICIS	HHG	-	100,988	-	150,472	$	1.49	06/04/2005
ICIS	HHG	-	54,389	-	81,964	$	1.51	07/04/2005
ICIS	HHG	-	60,200	-	90,721	$	1.51	07/04/2005
ICIS	HHG	-	78,991	-	119,039	$	1.51	07/04/2005
ICIS	HHG	-	33,459	-	50,858	$	1.52	08/04/2005
ICIS	HHG	-	34,543	-	52,505	$	1.52	08/04/2005
ICIS	HHG	-	61,016	-	92,744	$	1.52	08/04/2005
ICIS	HHG	-	82,618	-	125,579	$	1.52	11/04/2005
ICIS	HHG	-	39,445	-	59,956	$	1.52	11/04/2005
ICIS	HHG	-	29,677	-	44,812	$	1.51	12/04/2005
ICIS	HHG	-	54,055	-	79,028	$	1.46	15/04/2005
ICIS	HHG	-	70,187	-	102,613	$	1.46	15/04/2005
ICIS	HHG	-	1,205,155	-	1,614,908	$	1.34	18/04/2005
ICIS	HHG	-	1,112,450	-	1,757,671	$	1.58	18/04/2005
ICIS	HHG	-	3,593,032	-	4,814,663	$	1.34	18/04/2005
ICIS	HHG	-	3,316,644	-	5,240,298	$	1.58	18/04/2005
ICIS	HHG	-	4,306,707	-	5,770,987	$	1.34	18/04/2005
ICIS	HHG	-	3,975,422	-	6,281,167	$	1.58	18/04/2005
ICIS	HHG		10,747		16,121	$	1.50	09/05/2005
ICIS	HHG		246,780		369,479	$	1.50	09/05/2005
ICIS	HGI		756,108		1,126,601	$	1.49	10/05/2005
ICIS	HGI		3,393,328		5,056,059	$	1.49	10/05/2005
ICIS	HGI		3,663,633		5,458,813	$	1.49	10/05/2005
ICIS	HGI		257,527		383,715	$	1.49	10/05/2005
ICIS	HGI		39,823		58,185	$	1.46	10/05/2005
ICIS	HGI		17,699		25,841	$	1.46	10/05/2005
ICIS	HGI		88,496		129,956	$	1.47	10/05/2005
ICIS	HHG	-	257,527	-	383,715	$	1.49	10/05/2005
NSWTC	HHG		9,133		14,283	$	1.56	22/02/2005
NSWTC	HHG		7,515		11,573	$	1.54	23/02/2005

NSWTC	HHG	-	59,063	-	90,366	$	1.53	24/02/2005
NSWTC	HHG		37,896		57,981	$	1.53	03/03/2005
NSWTC	HHG		20,733		31,721	$	1.53	03/03/2005
NSWTC	HHG		23,054		35,503	$	1.54	04/03/2005
NSWTC	HHG		11,066		17,042	$	1.54	04/03/2005
NSWTC	HHG		11,964		18,305	$	1.53	07/03/2005
NSWTC	HHG		27,010		41,325	$	1.53	08/03/2005
NSWTC	HHG		31,278		47,543	$	1.52	09/03/2005
NSWTC	HHG		40,507		61,976	$	1.53	14/03/2005
NSWTC	HHG		35,183		53,830	$	1.53	14/03/2005
NSWTC	HHG		28,443		43,518	$	1.53	15/03/2005
NSWTC	HHG	-	61,896	-	95,320	$	1.54	22/03/2005
NSWTC	HHG	-	8,767	-	13,063	$	1.49	04/04/2005
NSWTC	HHG	-	65,844	-	97,449	$	1.48	05/04/2005
NSWTC	HHG	-	45,655	-	68,802	$	1.51	07/04/2005
NSWTC	HHG	-	36,509	-	55,494	$	1.52	08/04/2005
NSWTC	HHG	-	18,285	-	27,610	$	1.51	12/04/2005
NSWTC	HHG	-	19,203	-	28,612	$	1.49	14/04/2005
NSWTC	HHG	-	27,313	-	39,932	$	1.46	15/04/2005
NSWTC	HHG	-	2,447,345	-	3,279,442	$	1.34	18/04/2005
NSWTC	HHG	-	2,259,087	-	3,569,357	$	1.58	18/04/2005
NSWTC	HGI		1,429,045		2,129,277	$	1.49	10/05/2005
PCCCM	HHG	-	114,414	-	180,774	$	1.58	18/04/2005
PCCCM	HGI		54,919		81,829	$	1.49	10/05/2005
PCCEF	HHG		12,540		19,303	$	1.54	18/02/2005
PCCEF	HHG		12,659		19,368	$	1.53	18/02/2005
PCCEF	HHG		18,474		28,819	$	1.56	21/02/2005
PCCEF	HHG		13,280		20,769	$	1.56	22/02/2005
PCCEF	HHG	-	14,174	-	21,686	$	1.53	24/02/2005
PCCEF	HHG		3,091		4,729	$	1.53	03/03/2005
PCCEF	HHG		5,651		8,646	$	1.53	03/03/2005
PCCEF	HHG		5,007		7,711	$	1.54	04/03/2005
PCCEF	HHG		2,404		3,702	$	1.54	04/03/2005
PCCEF	HHG		2,440		3,733	$	1.53	07/03/2005
PCCEF	HHG		4,892		7,485	$	1.53	08/03/2005
PCCEF	HHG		1,712		2,602	$	1.52	09/03/2005
PCCEF	HHG		7,279		11,137	$	1.53	14/03/2005
PCCEF	HHG		6,323		9,674	$	1.53	14/03/2005
PCCEF	HHG		4,830		7,390	$	1.53	15/03/2005
PCCEF	HHG	-	10,134	-	15,606	$	1.54	22/03/2005
PCCEF	HHG	-	6,147	-	9,159	$	1.49	04/04/2005
PCCEF	HHG	-	13,056	-	19,323	$	1.48	05/04/2005
PCCEF	HHG	-	5,156	-	7,770	$	1.51	07/04/2005
PCCEF	HHG	-	7,818	-	11,883	$	1.52	08/04/2005
PCCEF	HHG	-	4,528	-	6,837	$	1.51	12/04/2005
PCCEF	HHG	-	7,405	-	11,033	$	1.49	14/04/2005
PCCEF	HHG	-	2,854	-	4,173	$	1.46	15/04/2005
PCCEF	HHG	-	324,671	-	435,059	$	1.34	18/04/2005
PCCEF	HHG	-	299,697	-	473,521	$	1.58	18/04/2005
PCCEF	HGI		743,384		1,107,642	$	1.49	10/05/2005
PCEF	HHG		172,577		265,648	$	1.54	18/02/2005
PCEF	HHG		174,215		266,549	$	1.53	18/02/2005
PCEF	HHG		218,021		340,113	$	1.56	21/02/2005

PCEF	HHG		161,300		252,257	$	1.56	22/02/2005
PCEF	HHG	-	153,700	-	235,161	$	1.53	24/02/2005
PCEF	HHG		99,038		151,528	$	1.53	03/03/2005
PCEF	HHG		54,185		82,903	$	1.53	03/03/2005
PCEF	HHG		32,570		50,158	$	1.54	04/03/2005
PCEF	HHG		67,853		104,494	$	1.54	04/03/2005
PCEF	HHG		35,778		54,740	$	1.53	07/03/2005
PCEF	HHG		61,939		94,767	$	1.53	08/03/2005
PCEF	HHG		72,843		110,721	$	1.52	09/03/2005
PCEF	HHG		92,072		140,870	$	1.53	14/03/2005
PCEF	HHG		79,971		122,356	$	1.53	14/03/2005
PCEF	HHG		67,274		102,929	$	1.53	15/03/2005
PCEF	HHG	-	104,416	-	160,801	$	1.54	22/03/2005
PCEF	HHG	-	18,977	-	28,276	$	1.49	04/04/2005
PCEF	HHG	-	153,967	-	227,871	$	1.48	05/04/2005
PCEF	HHG	-	56,813	-	85,617	$	1.51	07/04/2005
PCEF	HHG	-	87,826	-	133,496	$	1.52	08/04/2005
PCEF	HHG	-	32,718	-	49,404	$	1.51	12/04/2005
PCEF	HHG	-	21,914	-	32,652	$	1.49	14/04/2005
PCEF	HHG	-	30,365	-	44,394	$	1.46	15/04/2005
PCEF	HHG	-	3,921,365	-	5,254,629	$	1.34	18/04/2005
PCEF	HHG	-	3,619,722	-	5,719,161	$	1.58	18/04/2005
PCEF	HGI		4,473,325		6,665,254	$	1.49	10/05/2005
PIACT	HHG		22,344		34,394	$	1.54	18/02/2005
PIACT	HHG		22,557		34,512	$	1.53	18/02/2005
PIACT	HHG		34,276		53,471	$	1.56	21/02/2005
PIACT	HHG		24,558		38,406	$	1.56	22/02/2005
PIACT	HHG	-	26,292	-	40,227	$	1.53	24/02/2005
PIACT	HHG		5,665		8,667	$	1.53	03/03/2005
PIACT	HHG		10,355		15,843	$	1.53	03/03/2005
PIACT	HHG		4,450		6,853	$	1.54	04/03/2005
PIACT	HHG		9,271		14,277	$	1.54	04/03/2005
PIACT	HHG		4,510		6,900	$	1.53	07/03/2005
PIACT	HHG		9,062		13,865	$	1.53	08/03/2005
PIACT	HHG		10,239		15,563	$	1.52	09/03/2005
PIACT	HHG		13,568		20,759	$	1.53	14/03/2005
PIACT	HHG		11,785		18,031	$	1.53	14/03/2005
PIACT	HHG		9,041		13,833	$	1.53	15/03/2005
PIACT	HHG	-	18,888	-	29,088	$	1.54	22/03/2005
PIACT	HHG	-	10,508	-	15,657	$	1.49	04/04/2005
PIACT	HHG	-	24,412	-	36,130	$	1.48	05/04/2005
PIACT	HHG	-	10,431	-	15,720	$	1.51	07/04/2005
PIACT	HHG	-	14,672	-	22,301	$	1.52	08/04/2005
PIACT	HHG	-	7,259	-	10,961	$	1.51	12/04/2005
PIACT	HHG	-	4,993	-	7,440	$	1.49	14/04/2005
PIACT	HHG	-	6,471	-	9,461	$	1.46	15/04/2005
PIACT	HHG	-	610,054	-	817,472	$	1.34	18/04/2005
PIACT	HHG	-	563,127	-	889,741	$	1.58	18/04/2005
PIACT	HGI		689,590		1,027,489	$	1.49	10/05/2005
PIEFM6	HHG		24,423		37,594	$	1.54	18/02/2005
PIEFM6	HHG		24,654		37,721	$	1.53	18/02/2005
PIEFM6	HHG		61,235		95,765	$	1.56	22/02/2005
PIEFM6	HHG		15,959		24,417	$	1.53	28/02/2005

PIEFM6	HHG		75,024		113,286	$	1.51	01/03/2005
PIEFM6	HHG		149,050		225,066	$	1.51	01/03/2005
PIEFM6	HHG		4,824		7,381	$	1.53	03/03/2005
PIEFM6	HHG		2,639		4,038	$	1.53	03/03/2005
PIEFM6	HHG		54,000		83,160	$	1.54	04/03/2005
PIEFM6	HHG		11,085		16,960	$	1.53	07/03/2005
PIEFM6	HHG		38,469		58,473	$	1.52	10/03/2005
PIEFM6	HHG		47,190		71,729	$	1.52	10/03/2005
PIEFM6	HHG		24,870		38,051	$	1.53	14/03/2005
PIEFM6	HHG		28,634		43,810	$	1.53	14/03/2005
PIEFM6	HHG		20,979		32,098	$	1.53	16/03/2005
PIEFM6	HHG		11,328		17,332	$	1.53	16/03/2005
PIEFM6	HHG		2,741		4,194	$	1.53	16/03/2005
PIEFM6	HHG	-	198,055	-	303,024	$	1.53	21/03/2005
PIEFM6	HHG	-	47,345	-	72,911	$	1.54	22/03/2005
PIEFM6	HHG	-	143,703	-	221,303	$	1.54	22/03/2005
PIEFM6	HHG	-	88,019	-	132,909	$	1.51	23/03/2005
PIEFM6	HHG	-	63,131	-	96,590	$	1.53	23/03/2005
PIEFM6	HHG	-	22,578	-	33,867	$	1.50	24/03/2005
PIEFM6	HHG	-	64,001	-	93,441	$	1.46	29/03/2005
PIEFM6	HHG	-	57,592	-	85,812	$	1.49	04/04/2005
PIEFM6	HHG	-	48,335	-	72,019	$	1.49	04/04/2005
PIEFM6	HHG	-	80,058	-	119,286	$	1.49	06/04/2005
PIEFM6	HHG	-	62,424	-	94,073	$	1.51	07/04/2005
PIEFM6	HHG	-	40,693	-	61,324	$	1.51	07/04/2005
PIEFM6	HHG	-	134,155	-	203,916	$	1.52	08/04/2005
PIEFM6	HHG	-	45,645	-	69,380	$	1.52	08/04/2005
PIEFM6	HHG	-	24,498	-	37,237	$	1.52	08/04/2005
PIEFM6	HHG	-	29,534	-	44,892	$	1.52	11/04/2005
PIEFM6	HHG	-	62,364	-	94,793	$	1.52	11/04/2005
PIEFM6	HHG	-	22,063	-	33,315	$	1.51	12/04/2005
PIEFM6	HHG	-	23,116	-	33,796	$	1.46	15/04/2005
PIEFM6	HHG	-	31,214	-	45,635	$	1.46	15/04/2005
PIEFM6	HHG	-	2,526,618	-	3,385,668	$	1.34	18/04/2005
PIEFM6	HHG	-	2,332,263	-	3,684,976	$	1.58	18/04/2005
PIEFM6	HHG	-	3,499,950	-	4,689,933	$	1.34	18/04/2005
PIEFM6	HHG	-	3,230,723	-	5,104,542	$	1.58	18/04/2005
PIEFM6	HHG	-	917,450	-	1,229,383	$	1.34	18/04/2005
PIEFM6	HHG	-	846,877	-	1,338,066	$	1.58	18/04/2005
PIEFM6	HHG		8,808		13,212	$	1.50	09/05/2005
PIEFM6	HHG		202,247		302,804	$	1.50	09/05/2005
PIEFM6	HGI		2,983,102		4,444,822	$	1.49	10/05/2005
PIEFM6	HGI		211,055		314,472	$	1.49	10/05/2005
PIEFM6	HGI		16,888		24,656	$	1.46	10/05/2005
PIEFM6	HGI		37,998		55,519	$	1.46	10/05/2005
PIEFM6	HGI		84,439		123,999	$	1.47	10/05/2005
PIEFM6	HGI		580,799		865,391	$	1.49	10/05/2005
PIEFM6	HGI		2,389,029		3,559,653	$	1.49	10/05/2005
PIEFM6	HHG	-	211,055	-	314,472	$	1.49	10/05/2005
PIFIJI	HHG		397		621	$	1.56	22/02/2005
PIFIJI	HHG		1,848		2,846	$	1.54	23/02/2005
PIFIJI	HHG	-	7,427	-	11,363	$	1.53	24/02/2005
PIFIJI	HHG		4,593		7,027	$	1.53	03/03/2005

PIFIJI	HHG		2,513		3,845	$	1.53	03/03/2005
PIFIJI	HHG		2,942		4,531	$	1.54	04/03/2005
PIFIJI	HHG		1,412		2,174	$	1.54	04/03/2005
PIFIJI	HHG		1,544		2,362	$	1.53	07/03/2005
PIFIJI	HHG		3,258		4,985	$	1.53	08/03/2005
PIFIJI	HHG		3,843		5,841	$	1.52	09/03/2005
PIFIJI	HHG		4,185		6,403	$	1.53	14/03/2005
PIFIJI	HHG		4,818		7,372	$	1.53	14/03/2005
PIFIJI	HHG		1,903		2,912	$	1.53	15/03/2005
PIFIJI	HHG	-	8,468	-	13,041	$	1.54	22/03/2005
PIFIJI	HHG	-	631	-	940	$	1.49	04/04/2005
PIFIJI	HHG	-	6,939	-	10,270	$	1.48	05/04/2005
PIFIJI	HHG	-	6,902	-	10,401	$	1.51	07/04/2005
PIFIJI	HHG	-	3,750	-	5,700	$	1.52	08/04/2005
PIFIJI	HHG	-	2,799	-	4,226	$	1.51	12/04/2005
PIFIJI	HHG	-	3,007	-	4,480	$	1.49	14/04/2005
PIFIJI	HHG	-	2,431	-	3,554	$	1.46	15/04/2005
PIFIJI	HHG	-	296,866	-	397,800	$	1.34	18/04/2005
PIFIJI	HHG	-	274,031	-	432,969	$	1.58	18/04/2005
PIFIJI	HGI		286,095		426,282	$	1.49	10/05/2005
PIHEST	HHG		60,426		93,014	$	1.54	18/02/2005
PIHEST	HHG		60,999		93,328	$	1.53	18/02/2005
PIHEST	HHG		92,633		144,507	$	1.56	21/02/2005
PIHEST	HHG		66,372		103,799	$	1.56	22/02/2005
PIHEST	HHG	-	71,039	-	108,690	$	1.53	24/02/2005
PIHEST	HHG		28,081		42,964	$	1.53	03/03/2005
PIHEST	HHG		15,363		23,505	$	1.53	03/03/2005
PIHEST	HHG		12,035		18,534	$	1.54	04/03/2005
PIHEST	HHG		25,074		38,614	$	1.54	04/03/2005
PIHEST	HHG		12,223		18,701	$	1.53	07/03/2005
PIHEST	HHG		24,483		37,459	$	1.53	08/03/2005
PIHEST	HHG		27,667		42,054	$	1.52	09/03/2005
PIHEST	HHG		31,875		48,769	$	1.53	14/03/2005
PIHEST	HHG		36,699		56,149	$	1.53	14/03/2005
PIHEST	HHG		24,420		37,363	$	1.53	15/03/2005
PIHEST	HHG	-	51,074	-	78,654	$	1.54	22/03/2005
PIHEST	HHG	-	28,489	-	42,449	$	1.49	04/04/2005
PIHEST	HHG	-	65,880	-	97,502	$	1.48	05/04/2005
PIHEST	HHG	-	28,235	-	42,550	$	1.51	07/04/2005
PIHEST	HHG	-	39,673	-	60,303	$	1.52	08/04/2005
PIHEST	HHG	-	19,647	-	29,667	$	1.51	12/04/2005
PIHEST	HHG	-	13,527	-	20,155	$	1.49	14/04/2005
PIHEST	HHG	-	17,504	-	25,591	$	1.46	15/04/2005
PIHEST	HHG	-	1,648,953	-	2,209,597	$	1.34	18/04/2005
PIHEST	HHG	-	1,522,110	-	2,404,934	$	1.58	18/04/2005
PIHEST	HGI		1,863,941		2,777,272	$	1.49	10/05/2005
PIWCPF	HHG	-	814,021	-	1,090,788	$	1.34	18/04/2005
PIWCPF	HHG	-	751,404	-	1,187,218	$	1.58	18/04/2005
PIWCPF	HGI		751,404		1,119,592	$	1.49	10/05/2005
PIWGAF	HHG		106,239		166,147	$	1.56	22/02/2005
PIWGAF	HHG		12,638		19,463	$	1.54	23/02/2005
PIWGAF	HHG		19,200		29,568	$	1.54	28/02/2005
PIWGAF	HHG		33,355		51,033	$	1.53	03/03/2005

PIWGAF	HHG		18,248		27,919	$	1.53	03/03/2005
PIWGAF	HHG		7,766		11,960	$	1.54	04/03/2005
PIWGAF	HHG		16,178		24,914	$	1.54	04/03/2005
PIWGAF	HHG		9,949		15,222	$	1.53	07/03/2005
PIWGAF	HHG		222,933		341,087	$	1.53	08/03/2005
PIWGAF	HHG		14,976		22,764	$	1.52	09/03/2005
PIWGAF	HHG		39,112		59,841	$	1.53	14/03/2005
PIWGAF	HHG		33,971		51,976	$	1.53	14/03/2005
PIWGAF	HHG		25,628		39,211	$	1.53	15/03/2005
PIWGAF	HHG	-	15,715	-	24,201	$	1.54	22/03/2005
PIWGAF	HHG	-	50,782	-	77,189	$	1.52	08/04/2005
PIWGAF	HHG	-	13,948	-	21,061	$	1.51	12/04/2005
PIWGAF	HHG		107,029		157,236	$	1.47	14/04/2005
PIWGAF	HHG	-	12,603	-	18,778	$	1.49	14/04/2005
PIWGAF	HHG	-	6,630	-	9,693	$	1.46	15/04/2005
PIWGAF	HHG	-	1,704,349	-	2,283,828	$	1.34	18/04/2005
PIWGAF	HHG	-	1,573,246	-	2,485,729	$	1.58	18/04/2005
PIWGAF	HGI		1,484,693		2,212,193	$	1.49	10/05/2005
PIWSPF	HHG		21,707		33,948	$	1.56	22/02/2005
PIWSPF	HHG		1,077		1,659	$	1.54	23/02/2005
PIWSPF	HHG		8,528		13,048	$	1.53	03/03/2005
PIWSPF	HHG		4,666		7,139	$	1.53	03/03/2005
PIWSPF	HHG		2,413		3,716	$	1.54	04/03/2005
PIWSPF	HHG		1,158		1,783	$	1.54	04/03/2005
PIWSPF	HHG		1,019		1,559	$	1.53	07/03/2005
PIWSPF	HHG		5,200		7,956	$	1.53	08/03/2005
PIWSPF	HHG		3,426		5,208	$	1.52	09/03/2005
PIWSPF	HHG		5,217		7,982	$	1.53	14/03/2005
PIWSPF	HHG		6,007		9,191	$	1.53	14/03/2005
PIWSPF	HHG		3,848		5,887	$	1.53	15/03/2005
PIWSPF	HHG	-	129	-	196	$	1.52	08/04/2005
PIWSPF	HHG	-	235,840	-	316,026	$	1.34	18/04/2005
PIWSPF	HHG	-	217,699	-	343,964	$	1.58	18/04/2005
PIWSPF	HGI		235,086		350,278	$	1.49	10/05/2005
PMCBUS	HHG		88,439		135,312	$	1.53	18/02/2005
PMCBUS	HHG		87,607		134,853	$	1.54	18/02/2005
PMCBUS	HHG		137,533		214,551	$	1.56	21/02/2005
PMCBUS	HHG		98,647		154,274	$	1.56	22/02/2005
PMCBUS	HHG	-	30,298	-	46,356	$	1.53	24/02/2005
PMCBUS	HHG		42,411		64,889	$	1.53	03/03/2005
PMCBUS	HHG		23,203		35,501	$	1.53	03/03/2005
PMCBUS	HHG		18,158		27,963	$	1.54	04/03/2005
PMCBUS	HHG		37,828		58,255	$	1.54	04/03/2005
PMCBUS	HHG		18,397		28,147	$	1.53	07/03/2005
PMCBUS	HHG		36,952		56,537	$	1.53	08/03/2005
PMCBUS	HHG		41,715		63,407	$	1.52	09/03/2005
PMCBUS	HHG		48,040		73,501	$	1.53	14/03/2005
PMCBUS	HHG		55,310		84,624	$	1.53	14/03/2005
PMCBUS	HHG		36,846		56,374	$	1.53	15/03/2005
PMCBUS	HHG	-	77,016	-	118,605	$	1.54	22/03/2005
PMCBUS	HHG	-	43,272	-	64,475	$	1.49	04/04/2005
PMCBUS	HHG	-	99,338	-	147,020	$	1.48	05/04/2005
PMCBUS	HHG	-	42,545	-	64,115	$	1.51	07/04/2005

PMCBUS	HHG	-	59,461	-	90,381	$	1.52	08/04/2005
PMCBUS	HHG	-	29,498	-	44,542	$	1.51	12/04/2005
PMCBUS	HHG	-	20,053	-	29,879	$	1.49	14/04/2005
PMCBUS	HHG	-	22,113	-	32,329	$	1.46	15/04/2005
PMCBUS	HHG	-	2,489,707	-	3,336,207	$	1.34	18/04/2005
PMCBUS	HHG	-	2,298,192	-	3,631,143	$	1.58	18/04/2005
PMCBUS	HGI		2,822,174		4,205,039	$	1.49	10/05/2005
PMCGSF	HHG		30,704		48,018	$	1.56	22/02/2005
PMCGSF	HHG		4,091		6,300	$	1.54	23/02/2005
PMCGSF	HHG	-	21,379	-	32,710	$	1.53	24/02/2005
PMCGSF	HHG		33,150		50,720	$	1.53	03/03/2005
PMCGSF	HHG		18,136		27,748	$	1.53	03/03/2005
PMCGSF	HHG		6,089		9,377	$	1.54	04/03/2005
PMCGSF	HHG		12,685		19,535	$	1.54	04/03/2005
PMCGSF	HHG		6,316		9,663	$	1.53	07/03/2005
PMCGSF	HHG		14,633		22,388	$	1.53	08/03/2005
PMCGSF	HHG		17,090		25,977	$	1.52	09/03/2005
PMCGSF	HHG		18,127		27,734	$	1.53	14/03/2005
PMCGSF	HHG		20,869		31,930	$	1.53	14/03/2005
PMCGSF	HHG		15,504		23,721	$	1.53	15/03/2005
PMCGSF	HHG	-	22,382	-	34,468	$	1.54	22/03/2005
PMCGSF	HHG	-	4,711	-	7,019	$	1.49	04/04/2005
PMCGSF	HHG	-	35,936	-	53,185	$	1.48	05/04/2005
PMCGSF	HHG	-	25,098	-	37,823	$	1.51	07/04/2005
PMCGSF	HHG	-	20,077	-	30,517	$	1.52	08/04/2005
PMCGSF	HHG	-	9,811	-	14,815	$	1.51	12/04/2005
PMCGSF	HHG	-	1,355,368	-	1,816,193	$	1.34	18/04/2005
PMCGSF	HHG	-	1,251,108	-	1,976,751	$	1.58	18/04/2005
PMCGSF	HGI		1,361,464		2,028,581	$	1.49	10/05/2005
PMHOST	HHG		30,648		47,176	$	1.54	18/02/2005
PMHOST	HHG		30,940		47,338	$	1.53	18/02/2005
PMHOST	HHG		46,926		73,205	$	1.56	21/02/2005
PMHOST	HHG		33,691		52,689	$	1.56	22/02/2005
PMHOST	HHG	-	36,004	-	55,086	$	1.53	24/02/2005
PMHOST	HHG		14,214		21,747	$	1.53	03/03/2005
PMHOST	HHG		7,777		11,899	$	1.53	03/03/2005
PMHOST	HHG		6,106		9,403	$	1.54	04/03/2005
PMHOST	HHG		12,721		19,590	$	1.54	04/03/2005
PMHOST	HHG		6,214		9,507	$	1.53	07/03/2005
PMHOST	HHG		12,415		18,995	$	1.53	08/03/2005
PMHOST	HHG		14,015		21,303	$	1.52	09/03/2005
PMHOST	HHG		16,149		24,708	$	1.53	14/03/2005
PMHOST	HHG		18,592		28,446	$	1.53	14/03/2005
PMHOST	HHG		12,366		18,920	$	1.53	15/03/2005
PMHOST	HHG	-	25,869	-	39,838	$	1.54	22/03/2005
PMHOST	HHG	-	14,445	-	21,523	$	1.49	04/04/2005
PMHOST	HHG	-	33,426	-	49,470	$	1.48	05/04/2005
PMHOST	HHG	-	14,302	-	21,553	$	1.51	07/04/2005
PMHOST	HHG	-	20,097	-	30,547	$	1.52	08/04/2005
PMHOST	HHG	-	11,612	-	17,534	$	1.51	12/04/2005
PMHOST	HHG	-	5,597	-	8,340	$	1.49	14/04/2005
PMHOST	HHG	-	8,456	-	12,363	$	1.46	15/04/2005
PMHOST	HHG	-	835,397	-	1,119,432	$	1.34	18/04/2005

PMHOST	HHG	-	771,135	-	1,218,393	$	1.58	18/04/2005
PMHOST	HGI		944,239		1,406,916	$	1.49	10/05/2005
PMISF1	HHG		396,863		610,891	$	1.54	18/02/2005
PMISF1	HHG		400,631		612,965	$	1.53	18/02/2005
PMISF1	HHG		115,303		176,414	$	1.53	28/02/2005
PMISF1	HHG		1,248,090		1,884,616	$	1.51	01/03/2005
PMISF1	HHG		628,218		948,609	$	1.51	01/03/2005
PMISF1	HHG		420,794		648,023	$	1.54	04/03/2005
PMISF1	HHG		399,946		607,918	$	1.52	10/03/2005
PMISF1	HHG		87,132		133,312	$	1.53	16/03/2005
PMISF1	HHG	-	1,660,908	-	2,541,189	$	1.53	21/03/2005
PMISF1	HHG	-	1,108,974	-	1,707,820	$	1.54	22/03/2005
PMISF1	HHG	-	738,005	-	1,114,388	$	1.51	23/03/2005
PMISF1	HHG	-	196,905	-	295,358	$	1.50	24/03/2005
PMISF1	HHG	-	515,397	-	752,480	$	1.46	29/03/2005
PMISF1	HHG	-	353,801	-	527,163	$	1.49	04/04/2005
PMISF1	HHG	-	803,031	-	1,196,516	$	1.49	06/04/2005
PMISF1	HHG	-	570,583	-	859,869	$	1.51	07/04/2005
PMISF1	HHG	-	380,778	-	578,783	$	1.52	08/04/2005
PMISF1	HHG	-	222,723	-	338,539	$	1.52	11/04/2005
PMISF1	HHG	-	198,599	-	290,352	$	1.46	15/04/2005
PMISF1	HHG	-	29,318,341	-	39,286,577	$	1.34	18/04/2005
PMISF1	HHG	-	27,063,084	-	42,759,673	$	1.58	18/04/2005
PMISF1	HHG		1,698,460		2,542,934	$	1.50	09/05/2005
PMISF1	HHG		73,964		110,946	$	1.50	09/05/2005
PMISF1	HGI		24,997,890		37,246,856	$	1.49	10/05/2005
PMISF1	HGI		1,772,424		2,640,912	$	1.49	10/05/2005
PMISF1	HGI		148,035		216,131	$	1.46	10/05/2005
PMISF1	HGI		333,078		486,660	$	1.46	10/05/2005
PMISF1	HGI		740,172		1,086,943	$	1.47	10/05/2005
PMISF1	HHG	-	1,772,424	-	2,640,912	$	1.49	10/05/2005
PMISF2	HHG	-	604,845	-	925,413	$	1.53	23/03/2005
PMISF2	HHG	-	369,988	-	551,282	$	1.49	04/04/2005
PMISF2	HHG	-	384,207	-	579,000	$	1.51	07/04/2005
PMISF2	HHG	-	204,042	-	310,144	$	1.52	08/04/2005
PMISF2	HHG	-	513,912	-	781,146	$	1.52	11/04/2005
PMISF2	HHG	-	7,654,757	-	10,257,374	$	1.34	18/04/2005
PMISF2	HHG	-	7,065,929	-	11,164,168	$	1.58	18/04/2005
PMISF2	HGI		4,864,295		7,247,800	$	1.49	10/05/2005
PMISFJ	HHG	-	205,950	-	313,044	$	1.52	17/02/2005
PMISFJ	HHG		489,084		764,878	$	1.56	22/02/2005
PMISFJ	HHG	-	318,770	-	487,718	$	1.53	24/02/2005
PMISFJ	HHG		238,710		365,226	$	1.53	03/03/2005
PMISFJ	HHG		130,600		199,818	$	1.53	03/03/2005
PMISFJ	HHG		88,890		136,002	$	1.53	07/03/2005
PMISFJ	HHG		352,802		536,259	$	1.52	10/03/2005
PMISFJ	HHG		237,838		363,892	$	1.53	14/03/2005
PMISFJ	HHG		273,826		418,954	$	1.53	14/03/2005
PMISFJ	HHG		102,269		156,472	$	1.53	16/03/2005
PMISFJ	HHG		189,386		289,761	$	1.53	16/03/2005
PMISFJ	HHG	-	340,364	-	524,161	$	1.54	22/03/2005
PMISFJ	HHG	-	181,224	-	270,024	$	1.49	04/04/2005
PMISFJ	HHG	-	354,375	-	524,475	$	1.48	05/04/2005

PMISFJ	HHG	-	493,488	-	743,686	$	1.51	07/04/2005
PMISFJ	HHG	-	195,341	-	296,918	$	1.52	08/04/2005
PMISFJ	HHG	-	18,800	-	28,576	$	1.52	08/04/2005
PMISFJ	HHG	-	108,260	-	163,473	$	1.51	12/04/2005
PMISFJ	HHG	-	177,092	-	258,909	$	1.46	15/04/2005
PMISFJ	HHG	-	22,656,233	-	30,359,352	$	1.34	18/04/2005
PMISFJ	HHG	-	20,913,446	-	33,043,245	$	1.58	18/04/2005
PMISFJ	HGI		21,441,387		31,947,667	$	1.49	10/05/2005
PMSTA	HHG		97,788		149,616	$	1.53	18/02/2005
PMSTA	HHG		96,869		149,110	$	1.54	18/02/2005
PMSTA	HHG		131,797		205,603	$	1.56	21/02/2005
PMSTA	HHG		88,922		139,065	$	1.56	22/02/2005
PMSTA	HHG	-	100,567	-	153,868	$	1.53	24/02/2005
PMSTA	HHG		44,064		67,418	$	1.53	03/03/2005
PMSTA	HHG		24,108		36,885	$	1.53	03/03/2005
PMSTA	HHG		17,632		27,153	$	1.54	04/03/2005
PMSTA	HHG		36,732		56,567	$	1.54	04/03/2005
PMSTA	HHG		20,057		30,687	$	1.53	07/03/2005
PMSTA	HHG		35,869		54,880	$	1.53	08/03/2005
PMSTA	HHG		40,494		61,551	$	1.52	09/03/2005
PMSTA	HHG		56,302		86,142	$	1.53	14/03/2005
PMSTA	HHG		48,902		74,820	$	1.53	14/03/2005
PMSTA	HHG		40,934		62,629	$	1.53	15/03/2005
PMSTA	HHG	-	75,122	-	115,688	$	1.54	22/03/2005
PMSTA	HHG	-	2,325	-	3,464	$	1.49	04/04/2005
PMSTA	HHG	-	83,729	-	123,919	$	1.48	05/04/2005
PMSTA	HHG	-	57,205	-	86,952	$	1.52	08/04/2005
PMSTA	HHG	-	14,806	-	22,357	$	1.51	12/04/2005
PMSTA	HHG	-	25,946	-	38,660	$	1.49	14/04/2005
PMSTA	HHG	-	123,168	-	180,072	$	1.46	15/04/2005
PMSTA	HHG	-	2,421,086	-	3,244,255	$	1.34	18/04/2005
PMSTA	HHG	-	2,234,848	-	3,531,060	$	1.58	18/04/2005
PMSTA	HGI		2,814,990		4,194,335	$	1.49	10/05/2005
PMWSRF	HHG		300,000		456,000	$	1.52	17/02/2005
PMWSRF	HHG		27,782		43,448	$	1.56	22/02/2005
PMWSRF	HHG		14,306		22,031	$	1.54	23/02/2005
PMWSRF	HHG		50,000		76,500	$	1.53	03/03/2005
PMWSRF	HHG		8,426		12,976	$	1.54	04/03/2005
PMWSRF	HHG		17,555		27,035	$	1.54	04/03/2005
PMWSRF	HHG		16,143		24,699	$	1.53	07/03/2005
PMWSRF	HHG		34,013		52,040	$	1.53	08/03/2005
PMWSRF	HHG		250,000		382,500	$	1.53	09/03/2005
PMWSRF	HHG		7,049		10,785	$	1.53	14/03/2005
PMWSRF	HHG		6,122		9,367	$	1.53	14/03/2005
PMWSRF	HHG		3,909		5,981	$	1.53	15/03/2005
PMWSRF	HHG	-	115,000	-	170,775	$	1.49	06/04/2005
PMWSRF	HHG	-	60,618	-	92,139	$	1.52	08/04/2005
PMWSRF	HHG	-	5,863	-	8,853	$	1.51	12/04/2005
PMWSRF	HHG	-	5,665	-	8,282	$	1.46	15/04/2005
PMWSRF	HHG	-	1,106,460	-	1,482,656	$	1.34	18/04/2005
PMWSRF	HHG	-	1,021,347	-	1,613,728	$	1.58	18/04/2005
PMWSRF	HGI		1,048,600		1,562,414	$	1.49	10/05/2005
SMF	HHG		12,294		19,227	$	1.56	22/02/2005

SMF	HHG		1,820		2,803	$	1.54	23/02/2005
SMF	HHG	-	14,227	-	21,767	$	1.53	24/02/2005
SMF	HHG		5,892		9,015	$	1.53	03/03/2005
SMF	HHG		10,769		16,477	$	1.53	03/03/2005
SMF	HHG	-	2,348	-	3,569	$	1.52	08/04/2005
SMF	HHG	-	4,379	-	6,612	$	1.51	12/04/2005
SMF	HHG	-	4,613	-	6,873	$	1.49	14/04/2005
SMF	HHG	-	6,573	-	9,610	$	1.46	15/04/2005
SMF	HHG	-	591,004	-	791,945	$	1.34	18/04/2005
SMF	HHG	-	545,543	-	861,958	$	1.58	18/04/2005
SMF	HGI		574,135		855,461	$	1.49	10/05/2005
SSCCM	HHG	-	144,037	-	227,578	$	1.58	18/04/2005
SSCCM	HGI		69,138		103,016	$	1.49	10/05/2005
SSCEF	HHG		13,903		21,272	$	1.53	18/02/2005
SSCEF	HHG		13,772		21,199	$	1.54	18/02/2005
SSCEF	HHG		20,340		31,730	$	1.56	21/02/2005
SSCEF	HHG		14,577		22,797	$	1.56	22/02/2005
SSCEF	HHG	-	15,606	-	23,877	$	1.53	24/02/2005
SSCEF	HHG		3,385		5,179	$	1.53	03/03/2005
SSCEF	HHG		6,186		9,465	$	1.53	03/03/2005
SSCEF	HHG		2,646		4,075	$	1.54	04/03/2005
SSCEF	HHG		5,513		8,490	$	1.54	04/03/2005
SSCEF	HHG		2,686		4,110	$	1.53	07/03/2005
SSCEF	HHG		5,387		8,242	$	1.53	08/03/2005
SSCEF	HHG		1,315		1,999	$	1.52	09/03/2005
SSCEF	HHG		8,007		12,251	$	1.53	14/03/2005
SSCEF	HHG		6,955		10,641	$	1.53	14/03/2005
SSCEF	HHG		5,312		8,127	$	1.53	15/03/2005
SSCEF	HHG	-	3,523	-	5,390	$	1.53	16/03/2005
SSCEF	HHG	-	12,481	-	19,221	$	1.54	22/03/2005
SSCEF	HHG	-	6,815	-	10,154	$	1.49	04/04/2005
SSCEF	HHG	-	14,273	-	21,124	$	1.48	05/04/2005
SSCEF	HHG	-	5,442	-	8,201	$	1.51	07/04/2005
SSCEF	HHG	-	13,248	-	20,137	$	1.52	08/04/2005
SSCEF	HHG	-	4,932	-	7,447	$	1.51	12/04/2005
SSCEF	HHG	-	2,965	-	4,418	$	1.49	14/04/2005
SSCEF	HHG	-	3,069	-	4,487	$	1.46	15/04/2005
SSCEF	HHG	-	355,096	-	475,829	$	1.34	18/04/2005
SSCEF	HHG	-	327,780	-	517,892	$	1.58	18/04/2005
SSCEF	HGI		402,960		600,410	$	1.49	10/05/2005
T2	HHG	-	17,228		-	$	-	-
T7	HHG	-	1,000		-	$	-	-
TEL	HHG		87,458		136,776	$	1.56	22/02/2005
TEL	HHG		11,870		18,280	$	1.54	23/02/2005
TEL	HHG	-	92,330	-	141,265	$	1.53	24/02/2005
TEL	HHG		32,315		49,442	$	1.53	03/03/2005
TEL	HHG		59,064		90,368	$	1.53	03/03/2005
TEL	HHG		17,476		26,913	$	1.54	04/03/2005
TEL	HHG		36,407		56,067	$	1.54	04/03/2005
TEL	HHG		18,276		27,962	$	1.53	07/03/2005
TEL	HHG		42,144		64,480	$	1.53	08/03/2005
TEL	HHG		48,940		74,389	$	1.52	09/03/2005
TEL	HHG		63,347		96,921	$	1.53	14/03/2005

TEL	HHG		55,022		84,184	$	1.53	14/03/2005
TEL	HHG		44,499		68,083	$	1.53	15/03/2005
TEL	HHG	-	96,632	-	148,813	$	1.54	22/03/2005
TEL	HHG	-	13,694	-	20,404	$	1.49	04/04/2005
TEL	HHG	-	103,031	-	152,486	$	1.48	05/04/2005
TEL	HHG	-	71,374	-	107,561	$	1.51	07/04/2005
TEL	HHG	-	57,136	-	86,847	$	1.52	08/04/2005
TEL	HHG	-	28,094	-	42,422	$	1.51	12/04/2005
TEL	HHG	-	32,684	-	48,699	$	1.49	14/04/2005
TEL	HHG	-	40,292	-	58,907	$	1.46	15/04/2005
TEL	HHG	-	3,828,425	-	5,130,090	$	1.34	18/04/2005
TEL	HHG	-	3,533,931	-	5,583,611	$	1.58	18/04/2005
TEL	HGI		3,733,468		5,562,867	$	1.49	10/05/2005

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme HENDERSON GROUP PLC

ACN/ARSN 106 988 836

1. Details of substantial holder (1)

Name PERPETUAL TRUSTEES AUSTRALIA LIMITED

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _17_/_05_/_2005__

The previous notice was given to the company on _11_/_05_/_2005__

The previous notice was dated _10_/_05_/_2005__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	**118,736,443**	**10.31%**	**131,105,671**	**11.38%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited. ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd. A/C EASS04 GPO Box 764G, Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P.O. Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16. *5th Floor South* 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund. Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270, Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited. GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15. *5th Floor South* 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	*National Australia Custodian Services* A/C: 6498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL *RBC Global Services Australia Nominees Pty Limited* GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE. GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

HGI (Henderson Group Plc) | Portfolios

Portfolio	Fund	Holdings
AMCORRF	PM	1,123,478
ARF	PM	4,689,618
GSF	PM	13,830,306
ICAS	PM	2,042,680
ICIS	PM	8,923,617
NSWTC	PM	1,596,670
PCEF	PM	5,125,370
SMF	PM	1,243,254
TEL	PM	4,143,867
T2	PCD	8,268
T7	PCD	480
PMCBUS	PM	3,208,766
PMHOST	PM	1,075,952
PMSTA	PM	3,121,451
PMCGSF	PM	1,542,654
PMWSRF	PM	1,071,446
PMISFJ	PM	23,086,025
CBAISF	PM	5,104,982
PMISF1	PM	31,282,516
PMISF2	PM	4,864,295
PIWGAF	PM	1,584,660
PIWSPF	PM	264,871
PIACT	PM	787,618
PIFIJI	PM	320,310
SSCEF	SS	453,160
SSCCM	SS	69,138
PIHEST	PM	2,128,647
PCCEF	PC	743,384
PCCCM	PC	54,919
PIEFM6	PM	6,861,865
PIWCPF	PM	751,404

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value	Price	AsAtDate
AMCORP	HGI	8,752	12,515	$ 1.43	11/05/2005
AMCORP	HGI	7,877	11,264	$ 1.43	11/05/2005
AMCORP	HGI	3,284	4,696	$ 1.43	11/05/2005
AMCORP	HGI	2,755	3,953	$ 1.44	12/05/2005
AMCORP	HGI	36,740	52,722	$ 1.44	12/05/2005
AMCORP	HGI	939	1,343	$ 1.43	13/05/2005
AMCORP	HGI	24,432	35,060	$ 1.44	13/05/2005
AMCORP	HGI	7,086	10,115	$ 1.43	16/05/2005
AMCORP	HGI	15,247	21,803	$ 1.43	16/05/2005
AMCORP	HGI	3,543	5,066	$ 1.43	16/05/2005
AMCORP	HGI	5,920	8,495	$ 1.44	17/05/2005
AMCORP	HGI	5,920	8,495	$ 1.44	17/05/2005
ARF	HGI	15,844	22,657	$ 1.43	11/05/2005
ARF	HGI	38,000	54,340	$ 1.43	11/05/2005
ARF	HGI	42,221	60,376	$ 1.43	11/05/2005
ARF	HGI	11,654	16,723	$ 1.44	12/05/2005
ARF	HGI	155,384	222,976	$ 1.44	12/05/2005
ARF	HGI	50,078	72,112	$ 1.44	13/05/2005
ARF	HGI	2,163	3,093	$ 1.43	13/05/2005
ARF	HGI	56,269	80,746	$ 1.44	13/05/2005
ARF	HGI	- 24,905	- 35,863	$ 1.44	16/05/2005
ARF	HGI	24,119	34,430	$ 1.43	16/05/2005
ARF	HGI	51,902	74,220	$ 1.43	16/05/2005
ARF	HGI	12,059	17,244	$ 1.43	16/05/2005
ARF	HGI	24,108	34,595	$ 1.44	17/05/2005
ARF	HGI	24,107	34,594	$ 1.44	17/05/2005
GSF	HGI	39,140	55,970	$ 1.43	11/05/2005
GSF	HGI	93,874	134,240	$ 1.43	11/05/2005
GSF	HGI	104,303	149,153	$ 1.43	11/05/2005
GSF	HGI	461,145	661,743	$ 1.44	12/05/2005
GSF	HGI	34,586	49,631	$ 1.44	12/05/2005
GSF	HGI	306,280	439,512	$ 1.44	13/05/2005
GSF	HGI	11,771	16,833	$ 1.43	13/05/2005
GSF	HGI	106,601	152,439	$ 1.43	16/05/2005
GSF	HGI	24,768	35,418	$ 1.43	16/05/2005
GSF	HGI	49,537	70,714	$ 1.43	16/05/2005
GSF	HGI	72,629	104,223	$ 1.44	17/05/2005
GSF	HGI	72,629	104,223	$ 1.44	17/05/2005
ICAS	HGI	13,102	18,736	$ 1.43	11/05/2005
ICAS	HGI	11,792	16,863	$ 1.43	11/05/2005
ICAS	HGI	4,916	7,030	$ 1.43	11/05/2005
ICAS	HGI	5,112	7,336	$ 1.44	12/05/2005
ICAS	HGI	68,160	97,810	$ 1.44	12/05/2005
ICAS	HGI	1,815	2,595	$ 1.43	13/05/2005
ICAS	HGI	47,223	67,765	$ 1.44	13/05/2005
ICAS	HGI	7,986	11,400	$ 1.43	16/05/2005
ICAS	HGI	17,185	24,575	$ 1.43	16/05/2005
ICAS	HGI	3,993	5,710	$ 1.43	16/05/2005
ICAS	HGI	10,262	14,726	$ 1.44	17/05/2005

This is annexure 3 Page 1 of 6 referred to in Form 604
Title: Notice of change in interest of substantial holder

ICAS	HGI	10,263	14,727	$	1.44	17/05/2005
NSWTC	HGI	6,008	8,591	$	1.43	11/05/2005
NSWTC	HGI	16,009	22,893	$	1.43	11/05/2005
NSWTC	HGI	14,409	20,605	$	1.43	11/05/2005
NSWTC	HGI	52,624	75,515	$	1.44	12/05/2005
NSWTC	HGI	3,947	5,664	$	1.44	12/05/2005
NSWTC	HGI	14,202	20,451	$	1.44	13/05/2005
NSWTC	HGI	21,543	30,914	$	1.44	13/05/2005
NSWTC	HGI	828	1,184	$	1.43	13/05/2005
NSWTC	HGI	12,355	17,668	$	1.43	16/05/2005
NSWTC	HGI	5,741	8,195	$	1.43	16/05/2005
NSWTC	HGI	2,871	4,106	$	1.43	16/05/2005
NSWTC	HGI	8,544	12,261	$	1.44	17/05/2005
NSWTC	HGI	8,544	12,261	$	1.44	17/05/2005
PCEF	HGI	14,375	20,556	$	1.43	11/05/2005
PCEF	HGI	38,308	54,780	$	1.43	11/05/2005
PCEF	HGI	34,478	49,304	$	1.43	11/05/2005
PCEF	HGI	224,635	322,351	$	1.44	12/05/2005
PCEF	HGI	16,848	24,177	$	1.44	12/05/2005
PCEF	HGI	132,559	190,222	$	1.44	13/05/2005
PCEF	HGI	5,095	7,286	$	1.43	13/05/2005
PCEF	HGI	67,551	96,598	$	1.43	16/05/2005
PCEF	HGI	15,695	22,444	$	1.43	16/05/2005
PCEF	HGI	31,391	44,811	$	1.43	16/05/2005
PCEF	HGI	35,555	51,021	$	1.44	17/05/2005
PCEF	HGI	35,555	51,021	$	1.44	17/05/2005
PIACT	HGI	2,002	2,863	$	1.43	11/05/2005
PIACT	HGI	5,336	7,630	$	1.43	11/05/2005
PIACT	HGI	4,803	6,868	$	1.43	11/05/2005
PIACT	HGI	2,581	3,704	$	1.44	12/05/2005
PIACT	HGI	34,409	49,377	$	1.44	12/05/2005
PIACT	HGI	3,365	4,846	$	1.44	13/05/2005
PIACT	HGI	620	887	$	1.43	13/05/2005
PIACT	HGI	16,119	23,131	$	1.44	13/05/2005
PIACT	HGI	4,990	7,123	$	1.43	16/05/2005
PIACT	HGI	2,495	3,568	$	1.43	16/05/2005
PIACT	HGI	10,738	15,355	$	1.43	16/05/2005
PIACT	HGI	5,285	7,584	$	1.44	17/05/2005
PIACT	HGI	5,285	7,584	$	1.44	17/05/2005
PIEFM6	HGI	39,125	55,949	$	1.43	11/05/2005
PIEFM6	HGI	35,213	50,355	$	1.43	11/05/2005
PIEFM6	HGI	14,681	20,994	$	1.43	11/05/2005
PIEFM6	HGI	9,581	13,749	$	1.44	12/05/2005
PIEFM6	HGI	127,740	183,307	$	1.44	12/05/2005
PIEFM6	HGI	2,318	3,315	$	1.43	13/05/2005
PIEFM6	HGI	60,313	86,549	$	1.44	13/05/2005
PIEFM6	HGI	17,713	25,285	$	1.43	16/05/2005
PIEFM6	HGI	38,117	54,507	$	1.43	16/05/2005
PIEFM6	HGI	8,856	12,664	$	1.43	16/05/2005
PIEFM6	HGI	17,563	25,203	$	1.44	17/05/2005
PIEFM6	HGI	17,564	25,204	$	1.44	17/05/2005
PIEFM6	HGI	7,359	10,560	$	1.44	12/05/2005
PIEFM6	HGI	98,116	140,796	$	1.44	12/05/2005

PIEFM6	HGI	1,536	2,196	$	1.43	13/05/2005
PIEFM6	HGI	39,971	57,358	$	1.44	13/05/2005
PIEFM6	HGI	6,240	8,908	$	1.43	16/05/2005
PIEFM6	HGI	13,429	19,203	$	1.43	16/05/2005
PIEFM6	HGI	3,120	4,462	$	1.43	16/05/2005
PIFIJI	HGI	1,278	1,834	$	1.44	12/05/2005
PIFIJI	HGI	17,043	24,457	$	1.44	12/05/2005
PIFIJI	HGI	293	419	$	1.43	13/05/2005
PIFIJI	HGI	7,620	10,935	$	1.44	13/05/2005
PIFIJI	HGI	1,173	1,674	$	1.43	16/05/2005
PIFIJI	HGI	2,523	3,608	$	1.43	16/05/2005
PIFIJI	HGI	586	838	$	1.43	16/05/2005
PIFIJI	HGI	1,849	2,653	$	1.44	17/05/2005
PIFIJI	HGI	1,850	2,655	$	1.44	17/05/2005
PIHEST	HGI	12,806	18,313	$	1.43	11/05/2005
PIHEST	HGI	5,339	7,635	$	1.43	11/05/2005
PIHEST	HGI	14,229	20,347	$	1.43	11/05/2005
PIHEST	HGI	6,977	10,012	$	1.44	12/05/2005
PIHEST	HGI	93,032	133,501	$	1.44	12/05/2005
PIHEST	HGI	9,103	13,108	$	1.44	13/05/2005
PIHEST	HGI	1,678	2,400	$	1.43	13/05/2005
PIHEST	HGI	43,649	62,636	$	1.44	13/05/2005
PIHEST	HGI	13,510	19,286	$	1.43	16/05/2005
PIHEST	HGI	29,073	41,574	$	1.43	16/05/2005
PIHEST	HGI	6,755	9,660	$	1.43	16/05/2005
PIHEST	HGI	14,277	20,488	$	1.44	17/05/2005
PIHEST	HGI	14,278	20,489	$	1.44	17/05/2005
PIWGAF	HGI	40,100	57,544	$	1.44	12/05/2005
PIWGAF	HGI	3,008	4,316	$	1.44	12/05/2005
PIWGAF	HGI	3,447	4,964	$	1.44	13/05/2005
PIWGAF	HGI	1,215	1,737	$	1.43	13/05/2005
PIWGAF	HGI	31,614	45,366	$	1.44	13/05/2005
PIWGAF	HGI	5,636	8,045	$	1.43	16/05/2005
PIWGAF	HGI	12,129	17,344	$	1.43	16/05/2005
PIWGAF	HGI	2,818	4,030	$	1.43	16/05/2005
PIWSPF	HGI	1,312	1,883	$	1.44	12/05/2005
PIWSPF	HGI	17,496	25,107	$	1.44	12/05/2005
PIWSPF	HGI	246	352	$	1.43	13/05/2005
PIWSPF	HGI	6,395	9,177	$	1.44	13/05/2005
PIWSPF	HGI	1,187	1,694	$	1.43	16/05/2005
PIWSPF	HGI	2,555	3,654	$	1.43	16/05/2005
PIWSPF	HGI	594	849	$	1.43	16/05/2005
PMCBUS	HGI	14,293	20,439	$	1.43	11/05/2005
PMCBUS	HGI	5,959	8,521	$	1.43	11/05/2005
PMCBUS	HGI	15,882	22,711	$	1.43	11/05/2005
PMCBUS	HGI	10,531	15,112	$	1.44	12/05/2005
PMCBUS	HGI	140,418	201,500	$	1.44	12/05/2005
PMCBUS	HGI	3,035	4,340	$	1.43	13/05/2005
PMCBUS	HGI	78,962	113,310	$	1.44	13/05/2005
PMCBUS	HGI	20,427	29,160	$	1.43	16/05/2005
PMCBUS	HGI	43,958	62,860	$	1.43	16/05/2005
PMCBUS	HGI	10,214	14,606	$	1.43	16/05/2005
PMCBUS	HGI	21,456	30,789	$	1.44	17/05/2005

PMCBUS	HGI	21,457	30,791	$	1.44	17/05/2005
PMCGSF	HGI	18,520	26,484	$	1.43	11/05/2005
PMCGSF	HGI	16,668	23,835	$	1.43	11/05/2005
PMCGSF	HGI	6,949	9,937	$	1.43	11/05/2005
PMCGSF	HGI	4,784	6,865	$	1.44	12/05/2005
PMCGSF	HGI	63,788	91,536	$	1.44	12/05/2005
PMCGSF	HGI	1,307	1,869	$	1.43	13/05/2005
PMCGSF	HGI	33,998	48,787	$	1.44	13/05/2005
PMCGSF	HGI	5,185	7,402	$	1.43	16/05/2005
PMCGSF	HGI	11,157	15,955	$	1.43	16/05/2005
PMCGSF	HGI	2,592	3,707	$	1.43	16/05/2005
PMCGSF	HGI	8,121	11,654	$	1.44	17/05/2005
PMCGSF	HGI	8,121	11,654	$	1.44	17/05/2005
CBAISF	HGI	26,433	37,799	$	1.43	11/05/2005
CBAISF	HGI	11,021	15,760	$	1.43	11/05/2005
CBAISF	HGI	29,370	41,999	$	1.43	11/05/2005
CBAISF	HGI	3,643	5,228	$	1.44	12/05/2005
CBAISF	HGI	48,574	69,704	$	1.44	12/05/2005
CBAISF	HGI	1,140	1,630	$	1.43	13/05/2005
CBAISF	HGI	29,671	42,578	$	1.44	13/05/2005
CBAISF	HGI	4,748	6,778	$	1.43	16/05/2005
CBAISF	HGI	10,218	14,612	$	1.43	16/05/2005
CBAISF	HGI	2,374	3,395	$	1.43	16/05/2005
CBAISF	HGI	2,362	3,389	$	1.44	17/05/2005
CBAISF	HGI	2,363	3,391	$	1.44	17/05/2005
CBAISF	HGI	27,892	39,886	$	1.43	11/05/2005
CBAISF	HGI	11,629	16,629	$	1.43	11/05/2005
CBAISF	HGI	30,991	44,317	$	1.43	11/05/2005
CBAISF	HGI	7,489	10,747	$	1.44	12/05/2005
CBAISF	HGI	99,853	143,289	$	1.44	12/05/2005
CBAISF	HGI	1,701	2,432	$	1.43	13/05/2005
CBAISF	HGI	44,247	63,494	$	1.44	13/05/2005
CBAISF	HGI	13,239	18,899	$	1.43	16/05/2005
CBAISF	HGI	28,489	40,739	$	1.43	16/05/2005
CBAISF	HGI	6,619	9,465	$	1.43	16/05/2005
CBAISF	HGI	12,920	18,540	$	1.44	17/05/2005
CBAISF	HGI	12,920	18,540	$	1.44	17/05/2005
PMHOST	HGI	6,126	8,760	$	1.43	11/05/2005
PMHOST	HGI	5,513	7,884	$	1.43	11/05/2005
PMHOST	HGI	2,299	3,288	$	1.43	11/05/2005
PMHOST	HGI	3,529	5,064	$	1.44	12/05/2005
PMHOST	HGI	47,052	67,520	$	1.44	12/05/2005
PMHOST	HGI	7,308	10,524	$	1.44	13/05/2005
PMHOST	HGI	757	1,083	$	1.43	13/05/2005
PMHOST	HGI	19,688	28,252	$	1.44	13/05/2005
PMHOST	HGI	6,879	9,820	$	1.43	16/05/2005
PMHOST	HGI	14,802	21,167	$	1.43	16/05/2005
PMHOST	HGI	3,439	4,918	$	1.43	16/05/2005
PMHOST	HGI	7,160	10,275	$	1.44	17/05/2005
PMHOST	HGI	7,161	10,276	$	1.44	17/05/2005
ICIS	HGI	6,675	9,545	$	1.43	11/05/2005
ICIS	HGI	17,788	25,437	$	1.43	11/05/2005
ICIS	HGI	16,010	22,894	$	1.43	11/05/2005

ICIS	HGI	86,566	124,222	$	1.44	12/05/2005
ICIS	HGI	6,492	9,316	$	1.44	12/05/2005
ICIS	HGI	55,433	79,546	$	1.44	13/05/2005
ICIS	HGI	2,130	3,046	$	1.43	13/05/2005
ICIS	HGI	18,430	26,355	$	1.43	16/05/2005
ICIS	HGI	4,282	6,123	$	1.43	16/05/2005
ICIS	HGI	8,564	12,225	$	1.43	16/05/2005
ICIS	HGI	4,431	6,358	$	1.44	17/05/2005
ICIS	HGI	4,430	6,357	$	1.44	17/05/2005
ICIS	HGI	18,226	26,063	$	1.43	11/05/2005
ICIS	HGI	48,572	69,458	$	1.43	11/05/2005
ICIS	HGI	43,714	62,511	$	1.43	11/05/2005
ICIS	HGI	158,694	227,726	$	1.44	12/05/2005
ICIS	HGI	11,902	17,079	$	1.44	12/05/2005
ICIS	HGI	71,774	102,996	$	1.44	13/05/2005
ICIS	HGI	2,759	3,945	$	1.43	13/05/2005
ICIS	HGI	45,652	65,282	$	1.43	16/05/2005
ICIS	HGI	10,607	15,168	$	1.43	16/05/2005
ICIS	HGI	21,214	30,283	$	1.43	16/05/2005
ICIS	HGI	1	1	$	1.43	16/05/2005
ICIS	HGI	21,329	30,607	$	1.44	17/05/2005
ICIS	HGI	21,328	30,606	$	1.44	17/05/2005
PMISF1	HGI	298,179	426,396	$	1.43	11/05/2005
PMISF1	HGI	124,324	177,783	$	1.43	11/05/2005
PMISF1	HGI	331,314	473,779	$	1.43	11/05/2005
PMISF1	HGI	82,028	117,710	$	1.44	12/05/2005
PMISF1	HGI	1,093,713	1,569,478	$	1.44	12/05/2005
PMISF1	HGI	19,431	27,786	$	1.43	13/05/2005
PMISF1	HGI	505,668	725,634	$	1.44	13/05/2005
PMISF1	HGI	147,834	211,033	$	1.43	16/05/2005
PMISF1	HGI	318,132	454,929	$	1.43	16/05/2005
PMISF1	HGI	73,918	105,703	$	1.43	16/05/2005
PMISF1	HGI	148,182	212,641	$	1.44	17/05/2005
PMISF1	HGI	148,194	212,658	$	1.44	17/05/2005
PMISFJ	HGI	164,736	235,572	$	1.43	11/05/2005
PMISFJ	HGI	68,685	98,220	$	1.43	11/05/2005
PMISFJ	HGI	183,040	261,747	$	1.43	11/05/2005
PMISFJ	HGI	41,459	59,494	$	1.44	12/05/2005
PMISFJ	HGI	552,791	793,255	$	1.44	12/05/2005
PMISFJ	HGI	13,795	19,727	$	1.43	13/05/2005
PMISFJ	HGI	358,926	515,059	$	1.44	13/05/2005
PMISFJ	HGI	55,447	79,151	$	1.43	16/05/2005
PMISFJ	HGI	119,320	170,628	$	1.43	16/05/2005
PMISFJ	HGI	27,724	39,645	$	1.43	16/05/2005
PMISFJ	HGI	29,357	42,127	$	1.44	17/05/2005
PMISFJ	HGI	29,358	42,129	$	1.44	17/05/2005
PMSTA	HGI	7,846	11,259	$	1.44	12/05/2005
PMSTA	HGI	104,607	150,111	$	1.44	12/05/2005
PMSTA	HGI	76,591	109,908	$	1.44	13/05/2005
PMSTA	HGI	2,944	4,210	$	1.43	13/05/2005
PMSTA	HGI	19,940	28,464	$	1.43	16/05/2005
PMSTA	HGI	9,970	14,257	$	1.43	16/05/2005
PMSTA	HGI	42,911	61,363	$	1.43	16/05/2005

PMSTA	HGI	20,826	29,885	$	1.44	17/05/2005
PMSTA	HGI	20,826	29,885	$	1.44	17/05/2005
PMWSRF	HGI	846	1,210	$	1.43	13/05/2005
PMWSRF	HGI	22,000	31,570	$	1.44	13/05/2005
SMF	HGI	4,296	6,143	$	1.43	11/05/2005
SMF	HGI	1,612	2,305	$	1.43	11/05/2005
SMF	HGI	3,866	5,528	$	1.43	11/05/2005
SMF	HGI	19,953	28,633	$	1.44	12/05/2005
SMF	HGI	1,497	2,148	$	1.44	12/05/2005
SMF	HGI	3,418	4,922	$	1.44	13/05/2005
SMF	HGI	10,678	15,323	$	1.44	13/05/2005
SMF	HGI	410	586	$	1.43	13/05/2005
SMF	HGI	4,722	6,752	$	1.43	16/05/2005
SMF	HGI	1,097	1,569	$	1.43	16/05/2005
SMF	HGI	2,194	3,132	$	1.43	16/05/2005
SMF	HGI	3,343	4,797	$	1.44	17/05/2005
SMF	HGI	3,343	4,797	$	1.44	17/05/2005
SMF	HGI	608,690	934,583	$	1.54	16/05/2005
SSCEF	HGI	2,184	3,123	$	1.43	11/05/2005
SSCEF	HGI	911	1,303	$	1.43	11/05/2005
SSCEF	HGI	2,427	3,471	$	1.43	11/05/2005
SSCEF	HGI	1,502	2,155	$	1.44	12/05/2005
SSCEF	HGI	20,033	28,747	$	1.44	12/05/2005
SSCEF	HGI	6,430	9,227	$	1.44	13/05/2005
SSCEF	HGI	247	353	$	1.43	13/05/2005
SSCEF	HGI	2,863	4,087	$	1.43	16/05/2005
SSCEF	HGI	1,432	2,048	$	1.43	16/05/2005
SSCEF	HGI	6,162	8,812	$	1.43	16/05/2005
SSCEF	HGI	3,004	4,311	$	1.44	17/05/2005
SSCEF	HGI	3,005	4,312	$	1.44	17/05/2005
T2	HGI	8,262	-	$	-	-
T7	HGI	480	-	$	-	-
TEL	HGI	11,366	16,253	$	1.43	11/05/2005
TEL	HGI	27,260	38,982	$	1.43	11/05/2005
TEL	HGI	30,289	43,313	$	1.43	11/05/2005
TEL	HGI	10,300	14,781	$	1.44	12/05/2005
TEL	HGI	137,334	197,074	$	1.44	12/05/2005
TEL	HGI	91,947	131,944	$	1.44	13/05/2005
TEL	HGI	3,534	5,054	$	1.43	13/05/2005
TEL	HGI	32,617	46,642	$	1.43	16/05/2005
TEL	HGI	7,579	10,838	$	1.43	16/05/2005
TEL	HGI	15,157	21,637	$	1.43	16/05/2005
TEL	HGI	21,508	30,864	$	1.44	17/05/2005
TEL	HGI	21,508	30,864	$	1.44	17/05/2005